John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
May 9, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.)
single payment modified guarantee deferred annuity contract with market value adjustment interests
Combined Registration Statement on Form F-3 (File Nos. 333-168694 and 333-168694-01)
Dear Ms. White:
Thank you for your e-mail message of May 3, 2011. An EDGAR blackline comparison of the prospectus revisions, marked against the original filing of August 9, 2010, is attached as you requested. The document includes several changes and updates. The changes are:
a.    A revision to the definition of “CPI MVA Separate Account.”
b.    The insertion of brackets into the mathematical equation appearing at “III. Description of the Contract – Impact of Rate Cap on Indexed Crediting Rate” and at “Appendix A: How Interest is Credited – Example B.”
c.    The performance figures for CPI and S&P 500 Index Year over Year % Change in Appendix D were one year off from 1980 to current, which is now corrected.
d.    A red herring legend at the top of the first page.
If you have any questions or comments with respect to this letter, the Subordinated Guarantee or the Registration Statement, please contact me at (617) 663-3192 or, in my absence, please contact Scott A. Lively, AVP and Chief Counsel, Fixed Products, at (617) 663-2218. Thank you.
Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

1

NOT FOR PUBLIC DISTRIBUTION – FOR BROKER DEALER REVIEW ONLY

THE FOLLOWING MATERIAL HAS BEEN FILED AS PART OF A REGISTRATION
STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON
AUGUST 9, 2010, BUT HAS NOT YET BECOME EFFECTIVE. THIS INFORMATION
IS NOT COMPLETE AND MAY BE CHANGED. THIS PRODUCT MAY NOT BE
SOLD UNTIL THE REGISTRATION IS EFFECTIVE AND THE PRODUCT IS
APPROVED IN THE APPLICABLE JURISDICTIONS.
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S. A.)
Inflation Guard
^
SINGLE PAYMENT MODIFIED GUARANTEE DEFERRED ANNUITY NON-PARTICIPATING

CONTRACT VALUE INTERESTS
Guaranteed as described herein by
MANULIFE FINANCIAL CORPORATION
This prospectus describes Inflation Guard^, a single payment modified guarantee deferred annuity contract with market value adjustment interests (“Market Value Adjustment’’) (individually, a “Contract” and,^ collectively, the “Contracts’”). Inflation Guard^ is issued and offered by John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) in all jurisdictions except New York. Unless otherwise specified, “we,” “us,” “our,” or “Company” refers to John Hancock USA. This ^ prospectus also describes the subordinated guarantee by Manulife Financial Corporation (“MFC”) of obligations of John Hancock USA under a Contract (the “MFC Subordinated Guarantee”). MFC is our parent company. Our wholly-owned subsidiary, John Hancock Distributors, LLC (“JH Distributors”), acts as principal underwriter of the Contracts.
The Company offers^ both ^ individual deferred annuity contracts and certificates issued under a group deferred annuity contract. We use the term “Contract” to describe both an individual contract and a certificate under a group contract that evidences a participating interest in the group contract. As used in this prospectus, “you” refers to the Owner of a Contract (the person or entity entitled to ownership rights).
The Contract is designed to provide retirement income pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). The Contract provides for the daily crediting of interest (subject to Market Value Adjustment on early withdrawals and annuitization) on the amount we hold under the Contract for you at any given time (the “Account Value”). The Company declares the interest rate it will use throughout the ^ first year of each Term (a “Term” is a ^ period of time you select on the application), and may declare different first year rates from time to time for new Terms, or Terms of different durations (the “Declared Interest Rate”). For each remaining year in any Term, the Company will determine a rate on specified anniversaries to be used during the current year based, in part, on historical changes of the All Items Consumer Price Index for All Urban Consumers for the U.S. City Average (“CPI-U”). We refer to this rate as the “Indexed Crediting Rate.” The U.S. Department of Labor publishes the CPI-U monthly, but such monthly changes will not be reflected in a current Indexed Crediting Rate. ^
•	You make a single “Purchase Payment” for the Contract (an amount that you pay to us to purchase a Contract).
◦	The minimum Purchase Payment depends on the Term you select, but in no event will be less than ^ $25,000^.

◦	The maximum Purchase Payment (without our prior approval) is $1,000,000.
•	You may not make additional Purchase Payments for a Contract, but you may purchase additional Contracts at the then prevailing rates and Terms^ .

•	You designate the Term to which we allocate your Purchase Payment.

•	Regardless of the annual changes in the CPI-U, the Indexed Crediting Rate will never fall below 0% (the “ ^ Floor Rate”) ^ nor be greater than a Rate Cap. The Rate Cap will be set no lower than 5%.

^	You select a method ^ under your Contract for receiving payments upon annuitization (an “Annuity Option”) or an alternate form of settlement acceptable to us.
Please read this prospectus carefully and keep it for future reference. It contains information about the Contract and the MFC Subordinated Guarantee that a prospective purchaser should know before investing.
There are risks associated with the purchase of a Contract. These risks include liquidity risks, risk that the Indexed Crediting Rate could be as low as the Floor Rate^, risk that the CPI-U and the way the CPI-U is calculated may change, risk that the change in CPI^ = U may not be the same rate of inflation that individual consumers may experience, ^ risk that inflation and the change in CPI-U may exceed the contract ^ Rate Cap^, risk that we may substitute the CPI-U with another index, and Company and guarantor solvency risks. Withdrawal ^ charges and ^ Market Value Adjustments ^ may apply for as long as you own the Contract because we assess a withdrawal charge and impose Market Value Adjustments if you make a withdrawal from the Contract before the end of any

Term then in effect. ^ Because of the Market Value Adjustment provision of the Contract, you bear the investment risk that the Guaranteed Margins offered by us at the time of withdrawal or at annuitization^ may be higher than the Guaranteed Margins applied to the Contract with the result that the amount you receive upon withdrawal or annuitization may be reduced by the Market Value Adjustment and may be less than your original investment in the Contract. See “II. Overview – Are there any risks in purchasing this Contract?” and “IV.^ Charges, Deductions and Adjustments – Adjustments and Charges upon^ Withdrawals.”^
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any bank or any affiliate thereof, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
The MFC Subordinated Guarantee does not relieve the Company of any obligations under its Contracts. Therefore, the MFC Subordinated Guarantee is in addition to all of the rights and benefits that the Contracts otherwise provide.
Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of MFC’s assets are located outside the United States.
You should be aware that owning these securities may have tax consequences both in the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus and in any applicable prospectus supplement.
^ You should rely on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the securities covered by this prospectus in any jurisdiction where the offer is not permitted by law. ^
There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
Annuities Service Center	Mailing Address
164 Corporate Drive	Post Office Box 9505
Portsmouth, NH 03801-6815	Portsmouth, NH 03802-9505
(617) 663-3000 or	www.jhannuities.com
(800)344-1029
(The information contained in, or accessible through, John Hancock USA’s website is not incorporated by reference into this prospectus.)
2011

ii

Table of^ Contents

ABOUT THIS PROSPECTUS	1
I. GLOSSARY OF^ SPECIAL TERMS	2^
II. OVERVIEW	5^
ARE THERE ANY RISKS IN PURCHASING THIS CONTRACT?	10^
III. DESCRIPTION OF THE^ CONTRACT	12^
ELIGIBLE GROUPS FOR^ GROUP ANNUITY CONTRACT	12^
ACCUMULATION PROVISIONS	12^
Purchase Payment	12^
Cancellation ^	13^
How Interest is Credited ^	13^
Withdrawals ^	14^
Special Withdrawal Services – The Systematic Withdrawal Program ^	15^
Telephone and Electronic Transactions ^	16^
Death Benefit Before Maturity Date ^	16^
ANNUITY PROVISIONS ^	17^
General ^	17^
Annuity Options ^	17^
Death Benefit on or After Maturity Date ^	18^
OTHER CONTRACT PROVISIONS ^	18^
Right to Review ^	18^
Ownership A ^	18^
Beneficiary ^	19^
Annuitant ^	19^
Spouse ^	19^
Modification ^	19^
Our Approval ^	20^
Discontinuance of New Owners ^	20^
Misstatement and Proof of Age, Sex or Survival ^	20^
Non-participating ^	20^
IV. CHARGES. DEDUCTIONS AND ADJUSTMENTS ^	21^
FEE TABLE ^	21^
ADJUSTMENTS AND CHARGES UPON WITHDRAWALS ^	21^
Free^ Withdrawal Amount ^	22^
^ Market Value Adjustment Factor ^	22^
Withdrawal Charge ^	24^
Waiver of Applicable Withdrawal Charge and MVA – Confinement to Nursing Home ^	25^
Impact of Market Value Adjustment and Withdrawal Charge on Payable Withdrawal Amounts and Account Value ^	26^
OTHER CHARGES AND DEDUCTIONS ^	26^
Taxes ^	26^
V. GENERAL INFORMATION ABOUT US ^	28^
THE COMPANY ^	28^
CPI MVA SEPARATE ACCOUNT ^	28^
DISTRIBUTION OF THE CONTRACT ^	29^
VI. THE^ MFC SUBORDINATED GUARANTEE	30^
DESCRIPTION OF MANULIFE FINANCIAL CORPORATION ^	30^
DESCRIPTION OF THE MFC SUBORDINATED GUARANTEE ^	30 ^
What additional guarantee applies to my Contract? ^	30^
What are the reasons for the additional MFC Subordinated Guarantee? ^	30^
What are the terms of the MFC Subordinated Guarantee? ^	30^
WHERE YOU CAN FIND MORE INFORMATION ^	32^
ENFORCEMENT OF JUDGMENTS ^	33^
VII. FEDERAL TAX MATTERS ^	35^
INTRODUCTION ^	35^
Our Tax Status ^	35^
Taxation of Annuities in General ^	35^
QUALIFIED RETIREMENT PLANS ^	38^
In General ^	38^
QUALIFIED PLAN TYPES ^	39^
Direct Rollover Rules ^	40^
Federal Income Tax Withholding ^	41^
VIII. GENERAL MATTERS ^	42^
CONFIRMATION STATEMENTS ^	42^
LEGAL PROCEEDINGS ^	42^
LEGAL OPINIONS ^	42^
EXPERTS A ^	42^
NOTICES AND REPORTS TO CONTRACT OWNERS ^	42^
CONTRACT OWNER INQUIRIES ^	42^
APPENDIX A: HOW INTEREST IS CREDITED	1
APPENDIX B: EXAMPLES OF MARKET VALUE ADJUSTMENT CALCULATIONS	1
APPENDIX C: WITHDRAWAL CHARGE SCHEDULE	1
APPENDIX D: HISTORICAL RATES FOR CPI AND S&P	1
APPENDIX E: STATE PREMIUM TAXES	1
MVA

About This Prospectus
This prospectus describes both individual deferred annuity contracts and ^ group deferred annuity contracts. For a group contract, the document we issue to each Owner, which summarizes the Owner’s rights and benefits under the group contract, is called a “Certificate.” We use the term “Contract” to describe both an individual contract and a Certificate under a group contract that evidences a participating interest in that group contract.
In this prospectus, unless otherwise specified or the context otherwise requires, references to “MFC” refer to Manulife Financial Corporation. Unless otherwise specified, all dollar amounts contained in this prospectus are expressed in U.S. dollars, ^ references to “dollars” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. Unless otherwise specified, MFC financial information included and incorporated by reference in this prospectus is prepared using generally accepted accounting principles in Canada, which we refer to as “Canadian GAAP.” International Financial Reporting Standards (“IFRS”) replaced prior Canadian generally accepted accounting principles effective January 1, 2011. Accordingly, Canadian GAAP refers to prior Canadian generally accepted accounting principles for 2010 and earlier and IFRS for 2011 and beyond.
Inflation Guard is issued and offered by John Hancock USA (the “Company”) in all jurisdictions except New York. MFC is John Hancock USA’s parent company. The Company filed this prospectus as part of a joint registration statement with MFC relating to the Contracts that the Company^ issues and the MFC Subordinated Guarantee^. This prospectus, together with the documents incorporated by reference herein, describes information about both the Contracts and the MFC Subordinated Guarantee^.
Before you invest, you should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information contained in the registration statements, certain items^ of which are contained in other parts of and in exhibits to the registration statements^ . You should refer to the registration statements and the exhibits to the registration statements for further information with respect to us,^ the Contracts and the MFC Subordinated Guarantee.
MFC prepares its consolidated financial statements in accordance with Canadian GAAP (for 2010 and earlier years) and IFRS (for 2011 and all later years), which differs from generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP.” Although MFC reconciles its consolidated financial statements to U.S. GAAP to the extent required by applicable SEC rules and guidelines, MFC’s consolidated financial statements incorporated by reference in this prospectus and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to note 22 to MFC’s annual audited consolidated financial statements as at and for the year ended December 31, 2010 on Form 40-F filed on March 18, 2011, and to note 21 to MFC’s annual audited consolidated financial statements as at and for the year ended December 31, 2009 on Form 40-F filed on March 19, 2010^, ^ for a discussion of the principal differences between MFC’s financial results calculated under Canadian GAAP and IFRS and under U.S. GAAP. MFC’s financial statements include a footnote containing condensed consolidating financial information with separate columns for MFC, John Hancock USA and other subsidiaries of MFC, together with consolidating adjustments.
John Hancock USA has been a subsidiary of MFC for financial reporting purposes since September, 1999 and, as a consequence, John Hancock USA has been, and will continue to be, included in the consolidated financial statements of MFC in reports filed by MFC with the SEC since that date.

I. Glossary of^ Special Terms
Account Value: The amount we hold under the Contract for you at any given time. On the Contract Date, the Account Value is equal to the Purchase Payment^ .
Annuitant: Any individual person or persons whose life is used to determine the duration of Annuity Payments involving life contingencies. The Annuitant is as designated on the specifications page of the Contract, unless you change it^ prior to the Maturity Date.
Annuity Option: The method selected by you from the available options for Annuity Payments paid^ by us.
Annuity Payment(s): Periodic payment^ (s) by us to you or your Payee, which generally commence on or after the Maturity Date and are in accordance with the Annuity Option elected under the terms of the Contract.
Annuities Service Center: Any office designated by us for the receipt of Payment and processing of Owner requests.
Beneficiary: The person, persons or entity to whom specified^ benefits are payable following the death of an Owner, or if the Owner is a non-natural person, following the death of an Annuitant.
Certificate: For a group contract, the document^ we issued to each Owner which summarizes the Owner’s rights and benefits under the group contract.
Contingent Beneficiary: The person, persons or entity who becomes the Beneficiary if the Primary Beneficiary is not alive when a benefit is due and payable.
Contract: For an individual contract, the individual annuity Contract. For a group contract, the Certificate evidencing a participating interest in the group annuity contract^. Any reference in this prospectus to “Contract” shall, in the case of a group contract, refer to the Certificates unless the context otherwise requires the underlying group annuity contract.
Contract Anniversary: For an individual Contract, the anniversary of the Contract which is^ twelve consecutive months from the Contract Date and each year thereafter. For a Contract issued under a group contract in the form of a Certificate, the anniversary of the date we issued the Certificate.
Contract Date: In the case of an individual Contract, the date we issue the Contract as designated on the Contract specifications page. In the case of a Contract issued under a group contract in the form of a Certificate, the effective date of participation under the group contract as designated on ^ the initial Certificate specifications page.
Contract Value Interests: Amounts guaranteed by MFC, as described in “VI. Description of MFC Subordinated Guarantee.”^
Contract Year: The period of time measured twelve consecutive months from the Contract Date, or any Contract Anniversary thereafter.
Code: The U.S. Internal Revenue Code of 1986, as amended.
CPI MVA Separate Account: A non-registered separate account that we established within the General Account and in which we hold reserves for our guarantees under the Contract. Our other General Account assets are also available to meet the guarantees under the Contract and our other general obligations. The assets of the CPI MVA ^ Separate Account are subject to the liabilities that arise out of the other business that we conduct. Your Contract may refer to the separate account either as the CPI MVA Separate Account or as the MVA Separate Account.
CPI-U: ^ The All Items Consumer Price Index for All Urban Consumers for the U.S. City Average published monthly by the Department of Labor. It reflects spending patterns of almost all residents of urban or metropolitan areas. If this index is discontinued or if the calculation is changed substantially the Company may substitute a comparable index.
Due Proof of Death: We require Due Proof of Death upon the death of the Owner or Annuitant, as applicable. Any^ one of the following constitutes Due Proof of Death when received at our Annuities Service Center:

(a)	a certified copy of a death certificate;

(b)	a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

(c)	any other proof satisfactory to us.
Declared Interest Rate: The interest credited on any given day at a rate that, if compounded daily for one year, would equal the rate we declare for the first year of any selected Term under the terms of the Contract, as shown on the specifications page of the Contract.
Fixed Annuity: An Annuity Option with periodic payments which are predetermined and guaranteed as to dollar amount.
Floor Rate: ^ The minimum rate of interest the Company will credit to the Contract regardless of the year-over-year movement in the CPI-U. The Floor Rate applicable to you appears on the first page of this prospectus.
Free Withdrawal Amount: An amount that may be withdrawn from the Account Value without being subject to withdrawal charges or a Market Value Adjustment. See “IV. Charges, Deductions and Adjustments — Free Withdrawal Amount.”
General Account: All of the Company’s assets other than the assets in segregated asset accounts which are maintained as “insulated” separate accounts under applicable law.
^
Gross Withdrawal Amount: The amount deducted from the Account Value for a full or partial withdrawal. For a full withdrawal, such amount is the Account Value. For a partial withdrawal, it is the amount you request plus any applicable withdrawal charge, adjusted by any applicable Market Value Adjustment.
Group Holder: In the case of a group annuity contract, the person, persons or entity to whom we issue the group contract.
Guaranteed Margin: A rate that is used to determine the Indexed Crediting Rate and the Market Value Adjustment factor. The Guaranteed Margin remains constant for the Term. This rate will be shown on the specifications page of the Contract.
Index: The price index used for determining the Indexed Crediting Rate, which is currently the All Items Consumer Price Index for All Urban Consumers (“CPI-U”) for the U.S. City Average. This Index is published monthly and reflects spending patterns of almost all residents of urban or metropolitan areas. We may substitute a comparable index, subject to approval by the Interstate Insurance Product Regulation Commission, if the CPI-U is discontinued or if its calculation is changed substantially.
Indexed Crediting Rate: The crediting rate that is based on annual changes in the CPI-U, adjusted by the Guaranteed Margin. This rate will never be less than the Floor Rate ^ or greater than the Rate Cap ^. See Appendix A: “How Interest is Credited.”^
Initial Term: The period of time that you select on the application form, beginning on the Contract Date. The Initial Term continues for the period shown on the specifications page of the Contract.
Market Value Adjustment: An adjustment we make to amounts (other than Free Withdrawal Amounts) that are withdrawn or annuitized on any date other than during the period 30 days after the expiration of the Term. The Market Value Adjustment ^ may increase or decrease the amount available for withdrawal or annuitization.
Maturity Date: The date on which Annuity Payments^ are scheduled to commence. It is the date specified on the Contract specifications page, unless you change it^.
^
Nonqualified Contracts: Contracts which are not issued under Qualified Plans.
Owner or Contract Owner: In the case of an individual Contract, the person, persons or entity entitled to the ownership rights under the Contract. In the case of a Contract issued under a group contract in the form of a Certificate, the person, persons or entity named in the Certificate who is entitled to all of the ownership rights under the group contract not expressly reserved to the group contract holder. The Owner is as designated on the Contract, unless you change it^.
Payee: The person, ^ person(s) or entity you designate to whom Annuity Payments are to be made.

Payment or Purchase Payment: An amount you pay^ to us that we accept as consideration^ for the benefits provided by the Contract^.
Qualified Contracts: Contracts issued under Qualified Plans.
Qualified Plans: Retirement plans which receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.
^ Rate Cap: The maximum Indexed Crediting Rate ^ the Company will credit to the Contract regardless of the year-over-year movement in the CPI-U.^
Subsequent Term: A period of time beginning on the day following expiry of the immediately preceding Term.
Term: The Initial Term or a Subsequent Term.

II. Overview
This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire prospectus, including its Appendices,  ^ for more detailed information.
Insurance laws and regulations apply to us in every state in which our contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material features and benefits of the Contracts in this prospectus^.
What kind of Contract is described in this Prospectus?
The Contract is a single payment modified guarantee deferred annuity contract subject to a^ market value adjustment on early withdrawals^ . It provides for the accumulation of the Account Value and the payment of annuity benefits on a fixed basis.
Under the Contract, you make a Purchase Payment to us, you select a Term, and we credit interest for the Term. The Term you select at Contract issue is your “Initial Term;” any Term you select thereafter is a “Subsequent Term.” At the end of any^ Term, you can choose:
•	to start a Subsequent Term (up to a maximum “Maturity Date” – the date on which annuity benefits are scheduled to commence),

•	to start “Annuity Payments” under an Annuity Option (see “III. Description of the Contract – Annuity Options”), or

•	to receive your Account Value.
We issue your Contract on the “Contract Date,” and the period of time measured twelve consecutive months from the Contract Date is a “Contract Year.” The first day of any Contract Year is the “Contract Anniversary.”
EXAMPLE: Assume you are 55 when you purchase the Contract, you do not take withdrawals, and we make 5-Year and 6-Year Terms available until you are 70:
à Age 55 – You purchase a Contract and elect an Initial 5-Year Term. We credit interest during the first Contract Year of the Term at the then current Declared Interest Rate. We credit interest during the second Contract Year at the Indexed Crediting Rate that we calculate on the first Contract Anniversary. We credit interest during each remaining Contract Year in the Initial Term at the then current Indexed Crediting Rate we calculate on each Contract Anniversary until the end of the Initial Term.
à Age 60 – You renew for a Subsequent 6-Year Term. We credit interest during the first Contract Year of the Term at the then current Declared Interest Rate. We credit interest during each remaining Contract Year in this Subsequent Term at the then current Indexed Crediting Rate we calculate on each Contract Anniversary until the end of this Subsequent Term.
à Age 66 – You renew for a Subsequent 5-Year Term. We credit interest during the first Contract Year of the Term at the then current Declared Interest Rate. We credit interest during each remaining Contract Year in this Subsequent Term at the then current Indexed Crediting Rate we calculate on each Contract Anniversary until the end of this Subsequent Term.
à Age 71 – You elect to begin Annuity Payments.
We may assess a withdrawal charge and make a Market Value Adjustment to your Account Value if you elect to start Annuity Payments or receive your Account Value outside of a 30-day period at the end of a Term, which is the first 30 days of the next Subsequent Term (please see “IV. Charges, Deductions and Adjustments – Adjustments and Charges upon Withdrawal”).
This prospectus describes both individual deferred annuity Contracts and participating interests in group deferred annuity Contracts. For information on eligible groups, see “III. Description of the Contract – Eligible Groups For Group Annuity Contract.”
•	Participation in a group Contract will be separately accounted for by the issuance of a Certificate evidencing the Owner’s interest under the Contract.

^	Ownership of an individual Contract will be evidenced by the issuance of an individual annuity Contract.
In this prospectus, we refer to both the Certificate and the individual annuity Contract as the “Contract.”
Retirement Plans. We may issue the Contract pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Code (“^ Qualified Plans”). Qualified Plans ^ include individual retirement accounts (“IRAs”) and annuities (including Roth IRAs), pension and profit-sharing plans for corporations and sole proprietorships/partnerships (“H.R. 10” and “Keogh” plans), tax-sheltered annuities, and state and local government deferred compensation plans^ . If you are considering purchasing a Contract for use in connection with a Qualified Plan (a “Qualified Contract”)^ , you should consider, in evaluating the suitability of the Contract, that:
•	the Contract^ allows only a single Purchase Payment in a minimum amount stated on the first page of this prospectus. (See “Tax Deferral” below.)

•	we will not separately account for any part of the Purchase, Payment Account Value or an Annuity Payment as attributable to both a Roth account and a non-Roth account, even if permitted in your Qualified Plan.

•	any transfer of Account Value from a Contract used to fund a non-Roth account to a Roth account permitted in your Qualified Plan (or from a Contract used to fund a Roth account to a non-Roth account) may incur withdrawal charges and be subject to a Market Value Adjustment.
Please see “VII. Federal Tax Matters – Qualified Retirement Plans” for additional information about Qualified Plans.
How can I invest money in the Contract?
We use the term Purchase Payment to refer to the investment you make in the Contract. You make your Purchase Payment to us at our office designated for the receipt of Payment and processing of Owner requests (“Annuities Service Center”). The minimum and maximum Purchase Payments are stated on the first page of this prospectus. We allocate your Purchase Payment to the Term ^ , which you designate.
While we will not accept additional Purchase Payments for a Contract, you may purchase additional Contracts at the then prevailing rates and terms.

Prior to the Maturity Date and at our option, we may cancel a Contract if the Account Value is less than $5,000. This cancellation privilege may vary in certain states to comply with the requirements of their insurance laws and regulations (see “III. Description of the Contract – Purchase Payment”). If we cancel your Contract, we will not apply a Market Value Adjustment factor or withdrawal charges (see “IV. Charges, Deductions and Adjustments”).
How does my Account Value grow^ ?
Terms^ .When you purchase a Contract, you must elect a single Initial Term. At the end of an^ Initial Term, you may elect a single Subsequent Term from among those we make available at that time. We may offer up to ten different Terms under the Contract–^ one year through ten years – ^ for you to choose, but we may not make all of these Terms available at all times or through all authorized distributors of the Contracts. We may establish different minimum Purchase Payments for different Terms and may change the minimum Purchase Payment requirements from time to time. ^ We do not expect to offer Terms of over ten years.
^ Crediting Rates. For the first year of any Term, we will determine ^ , in our sole discretion, the interest rate ^ that we will credit for the first year of any ^ Term ( the “Declared Interest Rate.”)
For the second and any subsequent year of any^ Term, we will apply the “Indexed Crediting^ Rate.” The ^ Indexed Crediting Rate will be determined based on:
•	the annual changes in the All Items Consumer Price Index for All Urban Consumers for the U.S. City Average (published monthly by the Department of Labor, the “CPI-U”) as determined three months prior to the^ Contract Anniversary; adjusted by

•	a rate that we will determine, in our sole discretion, for^ the Indexed Crediting Rate and the Market Value Adjustment factor (the “^ Guaranteed Margin”).^ The Guaranteed Margin is guaranteed by us for the duration of the Term and, under certain market conditions, could be a negative value. (Please see “IV. Charges, Deductions and Adjustments – Adjustments and Charges upon Withdrawals,” for a discussion of the impact of the Guaranteed Margin on the Market Value Adjustment factor.)
As illustrated by the example below, the Indexed Crediting Rate may change annually based on the CPI-U, but the Guaranteed Margin will remain constant through out the Term.  The Crediting Rate is subject to a Rate Cap set in this example to 8%, and to a Floor Rate of 0%^ .
Inflation Guard
Assume you have invested $100,000 and elected a 10 Year Term and your Declared Interest Rate is 3.25%.

					Account Value
					(at each
		Change in	Guaranteed		Contract
	Year	CPI-U	Margin	Crediting Rate	Anniversary)
Declared Interest Rate (applicable to first year only)	1	N/A	N/A	3.25%	$103,250
	2	1.50%	0.20%	1.70%	$105,005
	3	-0.10%	0.20%	0.10%	$105,110

Indexed Crediting Rate	4	0.50%	0.20%	0.70%	$105,846
(the percentage change in	5	-1.20%	0.20%	0.00%	$105,846
CPI-U plus the Guaranteed	6	2.30%	0.20%	2.50%	$108,492
Margin — applicable to the	7	10.23%	0.20%	8.00%	$117,171
second and any subsequent	8	2.20%	0.20%	2.40%	$119,983
years)	9	7.95%	0.20%	8.00%	$129,582
	10	2.80%	0.20%	3.00%	$133,470

How We Set the Declared Interest Rate and the Guaranteed Margin ^ . We consider various factors in setting the Declared Interest Rate and the Guaranteed Margin, including investment returns available at the time that we issue the Contract, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. In addition, the Declared Interest Rate and the Guaranteed Margin may depend on the Term and Purchase Payment amount that you choose. In general, a Term with a longer duration may have a higher Declared Interest Rate and Guaranteed Margin.

The CPI-U percentages are only one part of the total crediting rate formula. We use the prior year’s change in the CPI-U, as a percentage, to help calculate the interest we will credit to your Account Value in the current year. The interest we will credit to your Account Value is never “linked” so as to directly correspond with any currently published CPI-U percentage.
Regardless of the annual changes in the CPI-U, the Indexed Crediting Rate will never be less than a minimum floor amount of 0% (the “Floor Rate”). For more detailed information on how interest is credited to your Contract, including the impact of Floor Rates and Rate Caps, see “III. Description of the Contract – Accumulation Provisions – Accumulation of Account Value,” and Appendix A: “How Interest is Credited.”
May I make withdrawals under the Contract?
Withdrawals. Before the earlier of the Maturity Date or the death of a Contract Owner, you may withdraw all or a portion of your Account Value.
•	You must withdraw an amount at least equal to $1,000, the minimum specified in the Contract.

•	If a partial withdrawal (plus any applicable withdrawal charge and after giving effect to any Market Value Adjustment) reduces the Account Value to less than $5,000, the minimum specified in the Contract, we may treat the partial withdrawal as a total withdrawal.

^What fees and charges do I pay under the Contract?
Withdrawal Charges. We will^ assess a withdrawal charge (contingent deferred sales charge) and a Market Value Adjustment against amounts withdrawn from the Contract prior to the Maturity Date. The withdrawal charge^ will never exceed^ 8% of your Account Value. The withdrawal charge period will never exceed the longest then-available Term. When you select your Term, you determine your withdrawal charge period^. There is never a withdrawal charge with respect to certain Free Withdrawal Amounts (see “IV. Charges, Deductions and Adjustments – Free Withdrawal Amount”). A^ withdrawal may be subject to income tax and a 10% penalty tax (see “VII. Federal Tax Matters” for a more detailed discussion).^ The amount of the withdrawal charge and when it is assessed are discussed in greater detail in the “Fee Table” and “Withdrawal Charge” sections under “IV. Charges, Deductions and Adjustments,”^ and also in Appendix C: “Withdrawal Charge Schedule.”^
Market Value Adjustment. We will adjust any amount withdrawn or annuitized prior to the end of either the Initial Term or a Subsequent Term by the Market Value Adjustment factor. The Market Value Adjustment factor, when it is assessed, and when it will not apply are discussed under “IV. Charges, Deductions and Adjustments” ^ and Appendix B: “Example Of Market Value Adjustment Calculation.”
^State Premium Taxes. State premium taxes may also apply to your Contract, which currently range from 0.50% to 3.50% of each Purchase Payment (see Appendix E: “State Premium Taxes”).
^
What are some benefits of the Contract?
Telephone and Electronic Transactions. You may request withdrawals by telephone. We may also permit you to access information through our website (see “III. Description of the Contract – Telephone And Electronic Transactions”).
Death Benefits. We will pay the death benefit to the ”Beneficiary” if any Contract Owner dies before the Maturity Date. The death benefit equals the Account Value. If there is a surviving Contract Owner, that Contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any individual or persons whose life is used to determine the duration of Annuity Payments, the “Annuitant,” except that if any Contract Owner is not a natural person, we will treat the death of any Annuitant as the death of an Owner. ^ We will determine the death benefit as of the date we receive written notice and proof of death (“Due Proof of Death”) and all required claim forms at our Annuities Service Center.
Annuity Payments. We offer a variety of “Fixed Annuities,” annuity options with payments, which are predetermined and guaranteed as to dollar amount. Periodic Annuity Payments will begin on the Maturity Date. You select the Maturity Date, frequency of payment and Annuity Option. We may extend the Maturity Date in certain situations if you do not select a Subsequent Term. See “III. Description of the Contract –^ Annuity Provisions.”^
Can I return my Contract?
^ Within 15 days (or other time period as required by applicable state insurance law) of your receipt of a Contract, you may cancel the Contract by returning it to us or our agent (see “III. Description of the Contract – Right To Review”). Within seven days after we receive the returned Contract, we will pay you an amount equal to the Account Value, adjusted by any Market Value Adjustment, if applicable, computed on the day the Contract^ is received by us. The Market Value Adjustment will only be applied where the change, up or down, in the Guaranteed Margin in effect when you purchase your Contract^ is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review is extended to thirty days. If the Contract is issued as an individual retirement annuity under Section 408 or Section 408A of the Code^ , and you cancel during the first seven days of this right to review period, then we will return an amount equal to the Payment made for the Contract (without the deduction of the Market Value Adjustment), if greater than the Account Value adjusted as described above.
What are the tax consequences of purchasing the Contract?
Tax Deferral. The status of the Contract as an annuity generally allows all earnings under the Contract to be tax-deferred until withdrawn or until Annuity Payments begin (see “VII. Federal Tax Matters” for ^ a more detailed discussion). In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. This tax-deferred treatment may be beneficial to you in building assets in a long-term investment program. When you purchase a Contract for any tax-qualified retirement plan, including an IRA, the Contract does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan for a non-Roth account. Consequently, you should purchase a Contract for an IRA or other Qualified Plan only on the basis of other benefits offered by the Contract. These benefits may include lifetime income payments, protection through death benefits, and guaranteed fees.
Are there any risks in purchasing this Contract?
There are various risks associated with an investment in the Contract that we summarize below.
Company^/Guarantor Risk. Your Contract is issued by the Company and thus is backed by the Company’s financial strength. If the Company were to experience significant financial adversity, it is possible that the Company’s ability to pay interest and principal under the Contract could be impaired. Contract Value Interests (as defined in “VI. ^ The MFC Subordinated Guarantee”^ ) are subject to a subordinated guarantee by MFC. If MFC were to experience significant financial adversity, it is possible that MFC’s ability to carry out its obligations under the MFC Subordinated Guarantee^ could be impaired.
Risks Related to the MFC Subordinated Guarantee. Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. federal securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of its and their assets are located outside the United States.
Market Value Adjustment Risk. If you choose to withdraw your money or annuitize on any date other than the period 30 days after the expiration of the Term, and the Guaranteed Margin that we offer on a Term equal to the number of months remaining on the Term for new Contracts has^ risen above the Guaranteed Margin^ level when you selected your Term, you will experience a negative Market Value Adjustment. You do not participate directly in the investment experience of the assets that the Company holds to support the Contract. Nonetheless, the Market Value Adjustment formula (which is discussed below under the caption “Market Value Adjustment” and in Appendix B to this prospectus) reflects the effect that prevailing Guaranteed Margins have on those assets. If you need to withdraw your money during a period in which prevailing Guaranteed Margins have risen above their level when you made your purchase, you will experience a “negative” Market Value Adjustment. When we impose this Market Value Adjustment, it could result in the loss of both the interest you have earned and a portion of your Purchase Payment. ^ The Market Value Adjustment, alone or in combination with the applicable withdrawal charges, could result in your total withdrawal proceeds being less than your Purchase Payment. ^ Thus, before you commit to a particular Term, you should consider carefully whether you have the ability to remain invested throughout the Term. In addition, we cannot, of course, assure you that the Contract will perform better than another investment that you might have made.
Risks Related to the Withdrawal Charge. We may impose withdrawal charges that range as high as 8%. If you anticipate needing to withdraw your money prior to the end of a Term, you should be prepared to pay the withdrawal charge that we will impose.

Because we assess a withdrawal charge if you take a withdrawal from the Contract before the end of your elected Term, and because you may elect Subsequent Terms upon the expiration of any Term, withdrawal charges will apply, according ^ to the schedules^ that appear in “IV. Charges, Deductions^ and Adjustments – Fee Table”^ and in Appendix C, for as long as you own your Contract. See “IV. Charges, Deductions and Adjustments – Withdrawal Charge” for more detailed information^ .
The Indexed Crediting Rate Will Be Based upon the Annual Percentage Change of the CPI-U, combined with the declared

Guaranteed Margin for your current Term. The Indexed Crediting Rate could^ be as low as the Floor Rate  ^ and will never be greater than the Rate Cap established for the current Term^ . Changes in the CPI-U are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control. If the CPI-U declines or does not change, you bear the risk that you will only receive the Floor Rate of interest on your Purchase Payment. Under certain market conditions, the Guaranteed Margin may be a negative number. You also bear the risk that sustained declines in the CPI-U may result in only the Floor Rate being credited to your Purchase Payment for a prolonged period.
The CPI-U Itself and the Way the CPI-U is Calculated may Change in the Future. There can be no assurance that the Bureau of Labor Statistics of the U.S. Department of Labor will not change the method by which it calculates the CPI-U. In addition, changes in the way the CPI-U is calculated could reduce the level of the CPI-U and lower the interest payment with respect to the Indexed Crediting Rate. Accordingly, the amount of interest, if any, payable on the Contract, and therefore the value of the Contract, may be significantly reduced. If the CPI-U is discontinued or if its calculations are changed substantially, then we may substitute a comparable index (subject to the approval of the Interstate Insurance Product Regulation Commission or your state insurance department^ ).
The Department of Labor’s Bureau of Labor Statistics may revise and republish prior published CPI-U historic rates. ^ We will not revise any Indexed Crediting Rate to reflect any such revisions made by the Bureau of Labor Statistics.
^ Inflation and year- over- year CPI-U change may exceed our Rate Cap ^ on the Indexed Crediting Rate. There can be no assurance that inflationary changes in specified consumer prices in any particular year will not be greater than the Rate Cap^ . In such event, your Contract credited interest earnings will not keep pace with inflation. ^
The Historical Levels of the CPI-U are not an Indication of the Future Levels of the CPI-U. The historical levels of the CPI-Uare not an indication of the future levels of the CPI-U during the Term of your Contract. In the past, the CPI-U has experienced periods of volatility, and such volatility will occur in the future. Fluctuations and trends in the CPI-U that have occurred in the past are not necessarily indicative, however, of fluctuations that will occur in the future.

III. Description of the ^ Contract
Eligible Groups for^ Group Annuity Contract
We may issue the group deferred annuity contract to fund plans qualifying for special income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). “Qualified Plans” include individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships (“H.R. 10” and “Keogh” plans), tax-sheltered annuities, and state and local government deferred compensation plans. If you are considering purchasing a Contract under a group contract for use in connection with a Qualified Plan, you should consider, in evaluating the suitability of the Contract, that:
•	the Contract^ allows for only a single Purchase Payment in an amount of at least the amount stated on the first page of this prospectus;

•	we will not separately account for any part of the Purchase Payment, Account Value or an Annuity Payment as attributable to both a Roth account and a non-Roth account, even if permitted in your Qualified Plan; and

•	any transfer of Account Value from a Contract used to fund a non-Roth account to a Roth account permitted in your Qualified Plan (or from a Contract used to fund a Roth account to a non-Roth account) may incur withdrawal charges and be subject to a Market Value Adjustment.
Please  ^ see “VII. Federal Tax Matters – Qualified Retirement Plans” for additional information about Qualified Plans.
^ The group deferred annuity contract is also designed for use with nonqualified retirement plans and such other groups (customers of certain financial institutions, trusteed or non-trusteed groups) as may be eligible under applicable law.
An eligible member of a group to which a Contract has been issued may become an Owner under the Contract by submitting a completed application, if required by us, and a minimum Purchase Payment. We will issue a Certificate summarizing the rights and benefits of the Owner under the Contract to an applicant acceptable to us. We reserve the right to decline to issue a Certificate to any person in our sole discretion, which we will exercise in a non-discriminatory manner.
All rights and privileges under the Contract may be exercised by each Owner as to such Owner’s interest unless expressly reserved to the person, persons or entity to whom we issue a group contract (the “Group Holder”). However, provisions of any plan in connection with which we issue the Contract may restrict an Owner’s ability to exercise such rights and privileges.
Accumulation Provisions
Purchase Payment
You make your Purchase Payment to us at our Annuities Service Center. The minimum Purchase Payment for a Contract depends on the Term you select, but in no event will it be less than $25,000.^ The maximum Purchase Payment which you may make without our prior approval is $1,000,000^ . We allocate the entire Purchase Payment to the Term which you select (see “Initial Term” and “Subsequent Terms” below). We will not accept additional Purchase Payments for a Contract. You may, however, purchase additional Contracts at the then prevailing rates and terms.
The Purchase Payment may consist of multiple components that we might receive on different dates if^ your purchase:
•	is part of a tax-free exchange pursuant to ^ Section 1035 of the Code (see “VII. Federal Tax Matters –^ Exchanges of Annuity Contracts” for a more detailed discussion); or

•	is a trustee-to-trustee transfer of Qualified Plan funds from either a non-Roth account or from a Roth account permitted under your plan, but not both. We will not knowingly permit a Contract to be issued if you wish to transfer funds for both Roth and non-Roth accounts permitted under your plan. (See “III. Description of^ the Contract – Eligible Groups For Group Annuity Contract.”)
If your Purchase Payment consists of multiple components^ , your Term wi^ ll commence on the date the first Purchase Payment component is received in good order (within 60 days of the receipt of your application). Any ^ component ^ received within 60 days of your application ^ wi^ ll be applied to the same Term as the first component and interest shall accrue as of the date of receipt of each component. We reserve the right to not issue a C^ ontract if the sum total of the payment components received is less than the minimum Purchase Payment stated on the first page of this prospectus. In the event a subsequent Purchase Payment component is not received by us within 60 days of the date of your application, we may ^ seek your instructions to establish the Contract without the missing Purchase Payment component or^ return the subsequent Purchase Payment component to you or, if the subsequent Purchase

Payment component is at least the amount stated on the first page of this prospectus, to establish a separate additional annuity Contract. Some or all of the subsequent Purchase Payment component may be taxable if we return it to you.
Initial Term. When you purchase a Contract, you elect your Initial Term.
Subsequent Terms. At the end of your Initial Term you may elect a Subsequent Term. You will have a period of 30 days commencing with the expiration of a Term to elect in writing a Subsequent Term from among those that are available. At least 15 days, but not more than 45 days prior to that period, we will provide you with written notice of the expiry of the Term. If you do not elect a Subsequent Term within the required period, we will select the next shortest Term available for you. The effective date of the Subsequent Term will be the first day following the expiry of the immediately preceding Term. Your Account Value will not be subject to any Market Value Adjustment at the time it is applied to a Subsequent Term pursuant to this provision. Once the Subsequent Term has been in effect for 30 days, the Market Value Adjustment formula will be re-imposed for the duration of that Subsequent Term (see “IV. Charges, Deductions and Adjustments – Adjustments and Charges upon Withdrawals”).
We may offer as many as ten Terms, ranging from one year through ten years, in connection with the Contracts, but we may limit the number of Terms we make available at any time, or through any authorized distributor of the Contracts. All Terms may not be available through all authorized distributors of the Contracts. You will be required to select the shortest available Term if all of the then-available Terms have expiration dates that would extend beyond the maximum Maturity Date. In that event, we will extend the maximum Maturity Date to coincide with the expiration date of the shortest available Term. For example, assume you are age 91 when your current Term expires, the maximum Maturity Date at the time will occur when you are age 95, and the shortest then-available Term is a 5-Year Term. If you choose to elect a Subsequent Term, you must elect the 5-Year Term even though you will be 96, and past the maximum Maturity Date when the 5-Year Term expires. Once you elect the 5-Year Term, we will extend the maximum Maturity Date to occur when you are age 96. (See “III. Description of the Contract – Annuity Provisions” for more information about the Maturity Date.)
Cancellation
Prior to the Maturity Date, we may, at our option, cancel a Contract if the Account Value, as a result of any partial withdrawal, is less than $5,000. If we cancel the Contract, we will pay the amount that would be paid as a result of a total withdrawal^ . The amount paid may be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax. (See “VII. Federal Tax Matters” for ^ a more detailed discussion.)
How Interest is Credited ^
^ Declared Interest Rate. During ^ the first year of any Term, we will declare and apply the^ Declared Interest Rate to your Account Value.
Indexed Crediting Rate. At each ^ Contract Anniversary, we will determine the Indexed Crediting Rate applicable for the second and any subsequent Contract Years^ based on the year-over-year percentage change in the CPI-U, as determined three months prior to the Contract Anniversary and^ adjusted by a ^ Guaranteed Margin. The Indexed Crediting Rate will be applied on a daily basis, which, if compounded daily for one year, would equal the applicable Indexed Crediting Rate determined for that year (please see ^ Appendix A: “How Interest is Credited” for a description of the Indexed Crediting Rate formula). The Guaranteed Margin will be shown on the specifications page, remains constant for the selected Term, and could be a negative value. The Guaranteed Margin may vary by Term and Purchase payment amount. We will reference the CPI-U as published three months previous to determining the Indexed Crediting Rate. The CPI-U is available approximately mid-month every month and calculated based upon the previous month’s values^ .
Floor Rate and Rate Cap. The Indexed Crediting Rate will never fall below the minimum Floor Rate of 0%. The Rate Cap will be set no lower than 5%. The Rate Cap may vary by Term and Purchase payment amount.
EXAMPLES:
The following examples assume that the current date is April 10, 2010. To set the Indexed Crediting Rate as of April 10, 2010, we

would look to the CPI-U that was available on February 19, 2010, reflecting January 2010 values. This may be referred to as a “3 month look-back;” (April to January). For example, if we are setting rates on April 20’^ 2010, we would still look to the CPI-U that was available on February 19, 2010. Therefore, on any day in April, we would be using the CPI-U from January that was released in February.
Determining the Indexed Crediting Rate. If the CPI-U value three^ months prior to the rate determination date is 200, the prior year’s CPI-U value is 195, and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Floor Rate is applied would be:
Before any Floor Rate is applied, the Indexed Crediting Rate for the Contract Year is 3.06%.
Impact of Rate Floor on Indexed Crediting Rate. If the CPI-U value three^ months prior to the rate determination date is 190, the prior year’s CPI-U value is 200, the Floor Rate is 0%, and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Floor Rate is applied would be:
Because -4.50% is less than the 0% Floor Rate, the Indexed Crediting Rate for the Contract Year is 0%.
Impact of Rate Cap on Indexed Crediting Rate. If the CPI-U value three^ months prior to the rate determination date is 210, the prior year’s CPI-U value is 190, the -Rate Cap is 8%. and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Cap Rate is applied would be:
Because 11.03% is greater than the 8% Rate Cap, the Indexed Crediting Rate for the Contract Year is 8%.
^
Withdrawals
Prior to the earlier of the Maturity Date or the death of a Contract Owner, you may withdraw all or a portion of your Account Value by written request, complete with all necessary information, to our Annuities Service Center. For certain ^ Contracts   issued under Qualified Plans (“Qualified Contracts”), the Code and regulations promulgated by the Internal Revenue Service (“IRS”) may require the consent of a Qualified Plan participant’s spouse to an exercise of the withdrawal right. (See “IV. Charges, Deductions andAdjustments – Adjustments and^ Charges upon^ Withdrawals.”)
^Under our current administrative practices for partial withdrawals, we will permit you to specify whether the amount you request is to be treated as a “gross” withdrawal amount or a “net” withdrawal amount. If you request a “gross” amount, we will reduce the Account Value of your Contract by the amount requested, apply any applicable withdrawal charges and Market Value Adiustments^ to the amount withdrawn from your Account Value and pay you the difference. Because we impose withdrawal charges upon a withdrawal, the amount you receive is likely to be less than the “gross” amount you requested. Application of a Market Value Adjustment will further decrease the amount you receive, if the adjustment is negative, and will increase the net amount you receive, if the adjustment is positive. (See “IV. Charges, Deductions and Adjustments – Adjustments and^ Charges upon^ Withdrawals” and the examples in Appendix B: “Examples of Market Value Adjustment Calculations.”)

^

If you request a “net” amount, and you have sufficient Account Value, we will reduce your Account Value by the gross amount necessary to cover any applicable withdrawal charges and Market Value Adjustments^ and leave a balance for payment to you of the “net” amount requested. (We may, however, be required to reduce the amount payable because of tax withholding requirements. Please read “VII. Federal Tax Matters” for more information.) The amount you receive as a result of a “net” request may be less than the amount of reduction of your Account Value.
If you do not specify if you want a “gross” amount or a “net” amount, we will process your partial withdrawal request as a request for a “gross” amount. We also may change our current administrative practices and discontinue processing “net” requests at any time.
There is no limit on the frequency of partial withdrawals. However, the amount withdrawn from your Account Value must be at least equal to $1,000, the minimum amount specified in the Contract, or, if less, the entire Account Value. If a partial withdrawal plus any applicable withdrawal charge and any applicable Market Value Adjustment ^ would reduce the Account Value to less than $5,000, the minimum specified in the Contract, we may treat the partial withdrawal as a total withdrawal of the Account Value.
We treat any request to use a portion of your Account Value for the purchase of an immediate annuity contract as a withdrawal request, subject to any applicable withdrawal charge and any applicable Market Value Adjustment. We will do this even if you wish to purchase an immediate annuity contract from us or from an affiliate of ours.
We treat all requests for a total withdrawal of the Account Value as a request to surrender your Contract for a “gross” amount. As a result:
•	you may receive less than the amount requested because of the imposition of contract charges, including any applicable ^ Market Value Adjustment; and

•	we will cancel your Contract as of the date we receive the request at our Annuities Service Center.
We may defer the payment of a full or partial withdrawal for not more than six months (or the period permitted by applicable state law if shorter) from the date we receive the withdrawal request. If we defer payments for more than 30 days, we will credit the amount deferred with interest at a rate not less than the minimum required by applicable law.
Withdrawals are subject to Contract charges and Market Value Adjustments (see “IV. Charges, Deductions and Adjustments – Adjustments and^ Charges upon^ Withdrawals”)- Withdrawals from the Contract also may be subject to income tax and a 10% penalty tax. Withdrawals are permitted from Contracts issued in connection with Section 403(b) Qualified Plans^ only under limited circumstances (see “VII. Federal Tax Matters”).
Special Withdrawal Services – The Systematic Withdrawal Program
We administer a Systematic Withdrawal Program (“SWP”) which permits you to pre-authorize a periodic withdrawal of a specified amount of Account Value. We apply a Market Value Adjustment factor and assess withdrawal charges if a SWP withdrawal exceeds the ^ Free Withdrawal Amount^” in “IV. Charges, Deductions and Adjustments – Free Withdrawal Amount”). SWP withdrawals, like other withdrawals, may be subject to income tax to the extent of earnings under the Contract and, if made prior to age 59^ ½, may also ^

be subject to a 10% IRS penalty tax. If you are interested in a SWP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the SWP program.
We may modify or suspend the SWP program at any time. If we do, existing systematic withdrawal payments will not be affected.
Telephone and Electronic Transactions
You may request withdrawals by telephone if you elect that option on an appropriate authorization form provided by us. We will not be liable for following telephone instructions that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; such procedures include asking you, upon telephoning a request, to provide certain identifying information. We may be liable for any losses due to unauthorized or fraudulent instructions only where we fail to employ our procedures properly. For your and our protection, we will tape record all such conversations. All telephone transactions will be followed by a confirmation statement of the transaction.
We reserve the right to impose maximum withdrawal amounts and other procedural requirements related to data security and identity verification in connection with the telephone withdrawal privilege.
From time to time, we may also permit you to access information through our website. If we do, we will require you to create an account with a username and password, and to maintain a valid e-mail address. You will be responsible for keeping your password confidential and notifying us of any loss or theft of your password or any unauthorized use of your password.
Death Benefit Before Maturity Date
If any Owner dies prior to the Maturity Date (or date Annuity Payments begin, if earlier) the death benefit will be equal to the Account Value, as of the date on which written notice and proof of death (Due Proof of Death) and all required claim forms are received in good order at our Annuities Service Center.
On the death of the last surviving Annuitant, the Owner becomes the new Annuitant, if the Owner is an individual. If any Owner is a non-natural person, the death of an Annuitant is treated as the death of an Owner.
If the co-Owner predeceases the Owner, the Owner will be treated as the Beneficiary.
The Beneficiary may continue the Contract as the Owner, subject to the requirements of Section 72(s) of the Code. If the Contract cannot continue under Section 72(s), or if the Beneficiary elects not to continue the Contract, the death benefit will be distributed:
(i)	as an Annuity Option as described in the Contract; or

(ii)	over the life of the Beneficiary, or over a period not to extend beyond the life expectancy of the Beneficiary, with such distributions beginning within one year from the date of the Owner’s death; or

(iii)	within five (5) years of the Owner’s death; or

(iv)	in one lump sum.
Withdrawal Charges will be waived and M^ arket V^ alue A^ djustments will not apply on any withdrawals under (i), (ii), (iii) or (iv). If the Beneficiary dies before distributions under (ii) or (iii) are complete, the remaining death benefit must be distributed in a lump sum immediately. If there is more than one Beneficiary, the foregoing provisions will independently apply to each Beneficiary.
The Contract will terminate if the death benefit is taken in one sum.
^ If the Beneficiary decides to continue the Contract as the Owner, subject to Section 72(s), the new Owner must carry out the current Term and thereafter, applicable Market Value Adjustments and withdrawal charges will apply to amounts withdrawn as described under the Contract. Such amounts may be adjusted upward or downward by the application of a Market Value Adjustment factor. Subject to the rights of an irrevocable Beneficiary, the new Owner in such instance may name a new Beneficiary and, if no Beneficiary is so named, the new Owner’s estate will be the Beneficiary. If the Contract is held as part of a Qualified Plan, the terms of your Qualified Plan endorsement form will control.
We will permit the Owner to limit the death benefit option(s) to be offered to any named Beneficiary, if the Owner provides notice in writing to the Company prior to death and the desired option(s) is one provided for in the Contract.

^ Annuity Provisions
General
You may apply the entire Account Value, as may be increased or decreased by any applicable Market Value Adjustment, to the Annuity Options described below to begin receiving Annuity Payments. Your Beneficiary may apply all ^ of the proceeds of the Contract payable on death before the Maturity Date^ to the Annuity Options described below, subject to the distribution of death benefit provisions (see “III. Description of the Contract –  Accumulation Provisions – Death Benefit Before Maturity Date” above).
Generally, annuity benefits under the Contract will begin on the Maturity Date (the “Annuitization”). The Maturity Date is the date specified on the Contract specifications page, unless changed. If no date is specified, the Maturity Date is the maximum Maturity Date. The maximum Maturity Date is the first day of the month following the 95^ birthday of the Annuitant. You may specify a different Maturity Date at any time by written request at least one month before both the previously specified and the new Maturity Date. Without our consent, the new Maturity Date may not be later than the maximum Maturity Date.1 You^ will be required to select   ^ the shortest available Term if all of the then-available Terms have expiration dates that would extend beyond the maximum Maturity Date.  ^ The Maximum Maturity Date will be revised to match the expiration date of that shortest available Subsequent Term. The occurrence or scheduled occurrence of Maturity Dates when the Annuitant is at an advanced age, e.g., past age 95, may in some circumstances have adverse income tax consequences (see “VII. Federal Tax Matters” for ^ a more detailed discussion). Distributions from Oualified^ Contracts may be required before the Maturity Date.
^
You may select the frequency of Annuity Payments. However, if the Account Value at the Maturity Date is such that a monthly payment would be less than our minimum then in effect, we may make a single payment in one lump sum adjusted by any Market Value Adjustment, if applicable, to the Annuitant or the person, person(s) or entity you designate to whom Annuity Payments are to be made (the “Payee”) on the Maturity Date.
Annuity Options
Annuity benefits are available under the Contract on a fixed basis (“Fixed Annuity”). When you purchase a Contract, and on or before the Maturity Date, you may select one of the Annuity Options described below or choose an alternate form of settlement acceptable to us. If you do not select an Annuity Option, we will provide as a default option that Annuity Payments be made for a period certain of ten years and continue thereafter during the lifetime of the Annuitant. IRS regulations may preclude the availability of certain Annuity Options in connection with certain qualified Contracts. After the Maturity Date, the Annuitant or Annuity Option selected may not be changed.
We guarantee the following Annuity Options in the Contract.
•	Option (a): Non-Refund Life Annuity. We will make Annuity Payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Since we do not guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

•	Option (b): Life Annuity with Payments Guaranteed for 5, 10 or 20 Years. We will make Annuity Payments for the guaranteed period elected and continuing thereafter during the lifetime of the Annuitant. Since we guarantee payments for the period elected, we will make Annuity Payments to the end of such period even if the Annuitant dies prior to the end of the period.

1We will deny our consent to a later Maturity Date based solely upon any current or future legal restrictions imposed by state laws and regulations or by the Internal Revenue Code or the Internal Revenue Service (“IRS”). Currently, for Nonqualified Contracts, the IRS has not provided guidance with respect to a maximum date on which annuity payments must start. In the event that any future rulings, regulations, or other pronouncements by the IRS provide us with guidance, we may need to restrict your ability to change to a Maturity Date under a Nonqualified Contract which occurs when the Annuitant is at an advanced age (for example, past age 95). You should consult with a qualified tax advisor for information about potential adverse tax consequences for such Maturity Dates.

In addition to the foregoing Annuity Options which we are contractually obligated to offer at all times, we may offer other Annuity Options in the future.
Only an Account Value of $5,000 or more may be applied to one of the Annuity Options offered. If the amount of the first Annuity Payment would be less than our minimum requirements then in effect, we may make a single payment, adjusted by any Market Value Adjustment, if applicable, on the date the first payment is payable. This single payment is in place of all other benefits provided by the Contract.
Effective January 1, 2011, Section 72(a)(2) of the Code permits partial annuitization of an annuity contract and specifies that the tax cost basis, or investment in the contract, be allocated pro rata between the portion of the contract being annuitized and the portion of the contract remaining deferred. Currently, we do not support partial annuitization. Accordingly, any portion of your Contract that you withdraw to be annuitized will be reported to the IRS as a taxable distribution unless you transfer it into another contract (issued by John Hancock or by another company) in a partial exchange conforming to the rules of Section 1035 of the Code and Rev. Proc. 2008-24. Any such withdrawal, whether carried out as a tax-deferred partial exchange or as a taxable withdrawal, will be subject to Market Value Adjustment and withdrawal charges.
Death Benefit on or After Maturity Date
^ If you have selected an Annuity Option providing for payments for a guaranteed period, and the Annuitant dies on or after the Maturity Date, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments at least as rapidly as under the method of distribution being used as of the date of the Annuitant’s death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.
Other Contract Provisions
^ Right to Review
You may cancel the Contract by returning it to our Annuities Service Center or agent within a specified number of days after receipt of the Contract. The right to review period may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. The right to review period applicable to you, usually between fifteen and thirty days, will appear on the first page of the Contract delivered to you. Within seven days after we receive the returned Contract, we will pay you an amount equal to the Account Value, adjusted by any Market Value Adjustment, if applicable, computed on the date your Contract is received by us. The Market Value Adjustment will only be applied where the change, up or down, in Guaranteed Margins^, as determined by the Market Value Adjustment formula ^, is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review period is extended to 30 days. If the Contract is issued as an individual retirement annuity under Section 408 or Section 408A of the Code ^, and you cancel the Contract during the first seven days of this right to review period, then we will return to you the greater of the Account Value or the Payment made for the Contract.
We do not impose any withdrawal charge upon return of the Contract within the right to review period, as determined by state insurance law. Upon cancellation, we will return to you either the current Account Value or your full Purchase Payment, as required by state insurance laws and regulations.
Ownership
In the case of an individual annuity Contract, the Contract Owner is the person entitled to exercise all rights under the Contract. In the case of a group annuity Contract, the group annuity Contract is owned by the Group Holder; however, all Contract rights and privileges not expressly reserved to the Group Holder may be exercised by each Certificate Owner as to such Owner’s interest as specified in his or her Certificate. The Contract Owner is the person designated in the Contract specifications page or as subsequently named. If amounts become payable to any Beneficiary under the Contract, then the Beneficiary becomes the Contract Owner.
In the case of Contracts which do not receive favorable tax treatment under Sections 401, 403 408A or 457 of the Code (“Nonqualified Contracts”), you may change the ownership of or collaterally assign the Contract at any time prior to the Maturity Date, subject to the rights of any irrevocable Beneficiary. Assigning a Contract, or changing the ownership of a Contract, may be treated as a distribution of the Account Value for federal tax purposes (see “VII. Federal Tax Matters” for ^ a more detailed discussion).

As the Owner of the Contract, you may have access to information for you or a member of your family that we may provide regarding elder care needs and questions and informational assistance that may help you identify various elder care service agencies available in your community.
You must make any request for a change of ownership or assignment in writing, and such a request is subject to our approval. If approved by us, any assignment and any change will be effective as of the date we receive your request at our Annuities Service Center. We assume no liability for any payments made or actions taken before we approve a change or accept an assignment and no responsibility for the validity or sufficiency of any assignment. If you make an absolute assignment, it will revoke the interest of any revocable Beneficiary.
In the case of qualified Contracts, ownership of the Contract generally may be transferred only by the trustee of an exempt employees’ trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.
Beneficiary
The Beneficiary is the person, persons or entity designated in the Contract specifications page or as subsequently named. However, if there is a surviving Contract Owner, that person will be treated as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any request for a change in writing. Such a request is subject to our approval and if approved by us, the change will be effective on the date the request is signed. We assume no liability for any payments made or actions taken before we approve the change. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, IRS regulations prescribe certain limitations on the designation of a Beneficiary.
Annuitant
The Annuitant is any natural person or persons to whom we will make Annuity Payments (unless you designate a different Payee) and whose life is used to determine the duration of Annuity Payments involving life contingencies. If you name more than one person as an Annuitant, the second person named will be referred to as “co-Annuitant.” The Annuitant is as designated on the Contract specifications page or in the application, unless changed.
On the death of the Annuitant, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant.
You may change the Annuitant subject to the rights of any irrevocable Beneficiary. You must make any request for a change in writing. Such a request is subject to our approval and, if approved by us, the change will be effective as of the date we receive your request at our Annuities Service Center. The Annuitant may not be changed after the Maturity Date.
Spouse
^ Any federal tax provisions related to status as a “spouse” are governed by the Federal Defense of Marriage Act (“DOMA”), which does not recognize civil unions or same-sex marriages that may be allowed under state law. Therefore, the federal tax treatment available to spouses who fall within the DOMA definition may not be available to civil union or same-sex marriage partners. However, state law may extend to civil union and same-sex marriage partners some or all of the benefits (other than federal tax benefits) accorded to spouses that fall under the DOMA definition. Please consult with your tax advisor for information on how federal tax rules may affect Contracts where civil union or same-sex marriage partners, either singularly or jointly own the Contract, or are designated Annuitant(s), Beneficiary(ies) and/or Covered Person(s). We will interpret the provisions of the Contract so as to comply with the requirements of Section 72(s) of the Code.
Some states require that civil union and same-sex marriage partners receive the same contractual benefits as spouses who fall within the DOMA definition. You should consult with a qualified financial professional for additional information on your state’s regulations regarding civil unions and same-sex marriages.
Modification
We will not change or modify the Contract without the consent of the Owner or Group Holder, as applicable, except to the extent necessary to conform to any applicable law or regulation or any ruling issued by a government agency. However, on 30 days notice to the Group Holder, we may change the withdrawal charges, ^ free withdrawal percentage, annuity purchase rate and the Market Value Adjustment as to any Certificates issued after the effective date of the modification.

^
Our Approval
We may accept or reject a Contract application in our sole discretion, which we will exercise in a non-discriminatory manner.
Discontinuance of New Owners
In the case of a group annuity Contract, we may, on 30 days notice to the Group Holder, limit or discontinue acceptance of new applications and the issuance of new Certificates to group members or participants.
Misstatement and Proof of Age, Sex or Survival
We may require proof of age, sex or survival of any person upon whose age, sex or survival an Annuity Payment depends. If the age or sex of the Annuitant has been misstated, the benefits will be those which the Annuity Payment would be provided for the correct age and sex. If we have made incorrect Annuity Payments, the amount of any underpayments will be paid immediately. The amount of any overpayment will be deducted from future Annuity Payments. We will uniformly charge or credit interest in accordance with state law, as applicable. The provisions of the Contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Code.
Non-participating
Your Contract is non-participating and will not share in our profits or surplus earnings. We will pay no dividends on your Contract.

IV. Charges, Deductions and Adjustments
Fee Table
Contract Owner Transaction Expenses1
Maximum Withdrawal Charge2, 3
 (as percent of applicable withdrawal amount)
Contract/Certificate Year at Time of Withdrawal – Initial Term

Term	1	2	3	4	5	6	7	8	9	10
1 Year	0%
2 Year	0%	0%
3 Year	8%	7%	6%
4 Year	8%	7%	6%	6%
5 Year	8%	7%	6%	6%	5%
6 Year	8%	7%	6%	6%	5%	5%
7 Year	8%	7%	6%	6%	5%	5%	4%
8 Year	8%	7%	6%	6%	5%	5%	4%	3%
9 Year	8%	7%	6%	6%	5%	5%	4%	3%	2%
10 Year	8%	7%	6%	6%	5%	5%	4%	3%	2%	1%

[1]	State premium taxes may also apply to your Contract, which currently range from 0.50% to 3.50% of your Purchase Payment (see Appendix E: “State Premium Taxes”).

[2]	This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of your election of either an Initial or Subsequent Term (see “Withdrawal Charge” below).

[3]	Withdrawal charges vary by Terms. Because you select the Term, you determine your withdrawal charge period. Depicted in this table are the maximum withdrawal charges that will ever be imposed on this Contract, and which apply to the Initial Term only. For the full schedule of withdrawal charges by Subsequent Terms, please see Appendix C: “Withdrawal Charge Schedule.”
Adjustments and^ Charges upon^ Withdrawals
We will deduct^ withdrawal charges under the Contracts if you request a partial or full withdrawal of Account Value during the Initial Term or ^ any Subsequent Term. When you select your Initial Term, your withdrawal charge schedule is established. We may apply a Market Value Adjustment factor under the Contracts if you request a partial or full withdrawal of Account Value or annuitize the Account Value ^ prior to the end of either the Initial Term or a Subsequent Term. We may also apply a Market Value Adjustment if your Beneficiary elects to annuitize the death proceeds^ .
We will not apply a Market Value Adjustment factor or assess withdrawal charges:
•	^if you request a withdrawal or annuitize ^ during the 30 day period after the expiration of any Term. (We must receive your written request for withdrawal at the end of a Term during the 30 day period following the end of that Term.); or

•	if you request to withdraw any available Free Withdrawal Amount ^; or

•	if we cancel your Contract should you make withdrawals that bring your Account Value below $5,000 (However, if the Account Value at the Maturity Date is such that a monthly payment would be less than our minimum in effect, we may make a single payment in one lump sum adjusted by any Market Value Adjustment, if applicable, to the Annuitant or Payee on the Maturity Date.); or

•	if you should be confined to an eligible Nursing Home as described below in “Waiver of Withdrawal Charge and Market Value Adjustment – Confinement to Nursing Home” and request any withdrawal^ of your Account Value; or

•	in connection with our payment of Contract proceeds following the death of the Owner or, if applicable, the Annuitant, except as described in “Accumulation Provisions – Death Benefit Before Maturity Date.”
We will not apply withdrawal charges on distributions made during a one-year or a two-year Subsequent^ Term. For C^ ontracts issued to Florida senior residents, withdrawal charges will not apply after the tenth Contract Year. For example, if you are a Florida senior resident and selected an Initial Term of seven years and then a Subsequent Term of five years, withdrawal charges would be applicable only during the first three years of that Subsequent Term.

We provide information on the Fee Withdrawal Amount^, Market Value Adjustment factor and withdrawal charges in the sections that follow. We next provide examples to illustrate how these impact “gross” and “net” requests to withdraw Account Value. ^
Free Withdrawal Amount
We do not apply a Market Value Adjustment factor or assess withdrawal charges if your request does not exceed a “Free Withdrawal Amount.” The Free Withdrawal Amount^ is the greater of:
a)	the annual “Required Minimum Distribution”^ amount for Owners of Qualified Contracts (see “VII. Federal Tax Matters”) who have attained age 70 1/2; or

b)	the amount of interest credited during the 12 months prior to the date of the request, less any amount deducted from the Account Value for a full or partial withdrawal (“Gross Withdrawal Amounts”) taken during the 12 month period prior to the date of the request.
EXAMPLE: Assume:
•	You purchase a Contract on September 15, 2010 ^ for $100,000 and select a 5-year Initial Term.

•	You withdraw $25,000 at the end of the second year, and you have made no other withdrawals in the 12 months prior.

•	Interest earned on your Contract in the second year (the 12 months leading up to your withdrawal) equals $3,512.
Your Free Withdrawal Amount equals the total interest earned in your second year (the 12 months leading up to your withdrawal), or $3,512, because you made no other withdrawals during that time period.
Any Market Value Adjustment or withdrawal charges would be applied to only $21,488 of your withdrawal ($25,000 – $3,512 = $21,488).
Market Value Adjustment Factor
General. One of the risks we face is the chance that you will want to withdraw money from your Contract at a time when the market values of the investments that we purchase have declined in value. We share that risk with you by applying a fixed formula, a “Market Value Adjustment,” to amounts you withdraw or apply to an Annuity Option prior to the Maturity Date. The Market Value Adjustment ^ may decrease or increase the amount that we pay to you or apply to an Annuity Option , as described below and, alone or in combination with applicable withdrawal charges, could result in your receiving less than your Purchase Payment.
^ Market Value Adjustment Factor. Market Value Adjustment will be equal to (a) multiplied by [(b)-1], where:
     (a) is equal to
(i)	^ the amount being withdrawn (in excess of the Free Withdrawal Amount and before any applicable withdrawal charge), or
(ii)	the amount being applied to an Annuity Option; and
     (b) is equal to the Market Value Adjustment factor (the “MVA ^ factor”)
The MVA factor is comprised of:
•	the Guaranteed Margin offered for the Term you selected and is currently in effect for your Contract;

•	the Guaranteed Margin offered on a Term equal to the number of months remaining in your current Term (as of the date of the withdrawal or annuitization);

•	an adjustment factor; and

•	the amount of time remaining in your current Term (as of the date of the withdrawal or annuitization).
The MVA factor components are applied according to^ the following formula:
Missue^ = the Guaranteed Margin in effect for the current Term of your Contract (expressed as a decimal) (“issued Guaranteed Margin”).

Mwithdrawal = the Guaranteed Margin offered on a Term equal to the number of months remaining in your current Term, as of the date the withdrawal or annuitization request is processed (expressed as a decimal) (“withdrawal Guaranteed Margin”). For purposes of this calculation, months remaining will be rounded up to the next nearest whole month. If a withdrawal Guaranteed Margin of an appropriate duration is not available, we will declare, solely for the purpose of applying the MVA factor, a withdrawal Guaranteed Margin that is consistent with the Guaranteed Margin of durations that are available as of the date of the withdrawal or annuitization.

k = the adjustment factor, which is always 0.25%. This is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, even if the issued Guaranteed Margin and the withdrawal Guaranteed Margin are equal, or even if the withdrawal Guaranteed Margin is less than the issued Guaranteed Margin by up to 0.25% (the amount of adjustment factor ‘k’), adjustment factor ‘k’ will cause the Market Value Adjustment to be negative.

n = the number of months from the date of withdrawal or annuitization to the end of the current Term. In the case of partial months, ‘n’ is rounded up to the next month. For example, assume you purchase a Contract on 9/15/10 and select a 5-year Term. On 9/15/12, you withdraw $25,000. ‘n’ equals the number of months remaining between 9/15/12 and the end of your 5-Year Term (9/15/15), or 36 months. Generally, the longer the time remaining in your current Term, the greater the Market Value Adjustment impact on the amount withdrawn or annuitized. This is because the more months remaining in your Term, the higher the compounding factor ‘n’ in the MVA factor.

EXAMPLE: Assume:
•	You purchase a Contract on September 15, 2010^ for $100,000 and select a 5-Y^ ear Initial Term.

•	The Guaranteed Margin in effect for a 5-Year Initial Term on your date of purchase is 0.43%.

•	You withdraw $25,000 at the end of the second year, and have made no other withdrawals in the 12 months prior.

•	Because there are three years (36 months) remaining in your Initial Term from the date you make your withdrawal, we apply to the MVA factor the Guaranteed Margin for a 3-Y^ ear Term that is offered as of the date your withdrawal. The Guaranteed Margin in effect for a 3-Year Term on the date of the withdrawal is 0.71%.

•	The adjustment factor ‘k’ is 0.25%.

•	And, after calculating the Free Withdrawal Amount (see “Free Withdrawal Amount” above), the portion of your withdrawal that is subject to the Market Value Adjustment and a withdrawal charge is $21,488.
Your MVA factor equals 0.98433 ((1+0.0043)/(1+0.0071 + 0.0025)) ^ (36/12).
Your Market Value Adjustment equals -$337 (($21,488 * 0.98433) – $21,488 = -$337).
Impact of the Guaranteed Margin on the Market Value Adjustment. The Guaranteed Margin is based on the difference between interest earned on investment bonds that we purchase, and the cost needed to hedge our exposure under the Contracts. The interest earned/hedging cost differential passes to the Market Value Adjustment through application of the Guaranteed Margin in the MVA factor. The impact of the Guaranteed Margin on the Market Value Adjustment is visible in the relationship between the issued Guaranteed Margin (Missue) and the withdrawal Guaranteed Margin (Mwithdrawal). In general:
•	if the issued Guaranteed Margin is lower than the withdrawal Guaranteed Margin, the Market Value Adjustment will reduce the amount withdrawn or annuitized; and

•	if the issued Guaranteed Margin is higher than the withdrawal Guaranteed Margin plus the adjustment factor ‘k’, the Market Value Adjustment will increase the amount withdrawn or annuitized.
The greater the difference between the issued and the withdrawal Guaranteed Margins, the greater the impact on the Market Value Adjustment, especially if the withdrawal Guaranteed Margin is higher than the issued Guaranteed Margin. The resulting negative adjustment amount due to any increase of the withdrawal Guaranteed Margin from the issued Guaranteed Margins will be higher than any positive adjustment amount resulting from a decrease of the withdrawal Guaranteed Margin from the issued Guaranteed Margin (please see Appendix B: “Examples of Market Value Adjustment Calculations”).
^

Because of the Market Value Adjustment provision of the Contract, you bear the investment risk that the current available Guaranteed Margin offered by us at the time of withdrawal or annuitization may be higher than the initial or subsequent Guaranteed Margin applicable to the Contract with the result that the amount you receive upon a withdrawal or annuitization may be substantially reduced.
For more examples of how we calculate^ the Market Value Adjustment, ^ see “Impact of Market Value Adjustment and Withdrawal Charge,” below,^ and also Appendix B: “Examples of Market Value Adjustment Calculations.”^

Withdrawal Charge
^ A withdrawal charge will reduce the amount payable to you if you make a withdrawal from the Contract before the end of your chosen Term. ^ ^ We calculate the amount of the withdrawal charge by multiplying the Gross Withdrawal Amount, less any applicable Free Withdrawal Amount^, by the applicable withdrawal charge percentage ^. We use separate withdrawal charge percentages for Initial and Subsequent Terms. Please see “Fee Table” above for a schedule of the maximum withdrawal charge percentages applicable to Initial Terms,^ and Appendix C: “Withdrawal Charge Schedule^” for a complete schedule of withdrawal charge percentages, including those applicable to Subsequent Terms. ^
^

We may subject withdrawals to a Market Value Adjustment in addition to the withdrawal charge described above (see “Market Value Adjustment Factor” above^ and “Impact of Market Value Adjustment and Withdrawal Charge on Payable Withdrawal Amounts and Account Value” below^). The Market Value Adjustment, alone or in combination with applicable withdrawal charges, could result in your receiving total withdrawal proceeds of less than your Purchase Payment.
Withdrawals may be subject to income tax to the extent of earnings under the Contract and, if made prior to age 59 1/2, may also be subject to a 10% IRS penalty tax (see “VII. Federal Tax Matters –^ Taxation of Partial and Full Withdrawals”).

Because we assess a withdrawal charge if you take a withdrawal from the Contract before the end of your elected Term, and because you may elect Subsequent Terms upon the expiration of any Term, withdrawal charges will apply, according to the schedules that appear in “IV. Charges, Deductions and Adjustments – Fee Table” and in Appendix C, for as long as you own your Contract.
Waiver of Applicable Withdrawal Charge and Market Value Adjustment – Confinement to Nursing Home (Not available in Massachusetts^ )
In states where approved, any applicable withdrawal charge and Market Value Adjustment^ will be waived on a full or partial withdrawal prior to the Maturity Date if (1) beginning at least 30 days after the Contract Date a “triggering event” occurs and the Covered Person’^s attained age is less than 80 on the Contract Date. Triggering events are as follows:
•	A Covered Person being diagnosed with a first occurrence of any Covered Condition, subject to the Pre-existing Condition Limitation; or

•	A Covered Person’s confinement in a Nursing Home.
In order for a Covered Person to be considered confined in a Nursing Home, the following conditions must be met:
a.	a Covered Person was not confined to a Nursing Home within two years prior to the Effective Date of the Contract.

b.	a Covered Person’s confinement is for at least 90 consecutive days;

c.	a Covered Person is receiving Nursing Care;

d.	such Nursing Care is based on a Physician’s plan in accordance with accepted standards of medical practice, and is Medically Necessary;

e.	such Nursing Care is needed because of a Covered Person’s inability to perform at least two of the Activities of Daily Living without Human Assistance because of either Physical Impairment or Cognitive Impairment; and

f.	such Nursing Care is received while the contract is in force ^ and is not assigned.
“Covered Person” means the Owner. “Covered Person” will mean the Annuitant if the Contract is owned by a Trust.
“Nursing Home” means a facility which meets both of the following requirements:
•	it is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located;

•	has services performed by or under the continual, direct, and immediate supervision of a registered nurse, licensed practical nurse, or licensed vocational nurse, on-site twenty-four (24) hours per day.
A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.
Nursing Home does not mean:
•	a hospital or clinic;

•	a rehabilitation hospital or facility;

•	an assisted care living facility;

•	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide custodial care;

•	your primary place of residence, including your living quarters in a continuing care retirement community or similar entity; or

•	a facility for the treatment of alcoholism, drug addiction, or mental illness.
Pre-Existing Condition Limitation. We will not waive any withdrawal charge for a diagnosis of a first occurrence of a Covered Condition during the first two years (six months for Contracts issued in North Dakota, one year for Contracts issued in Montana) after the effective date of the Contract if it results from a Pre-existing Condition, as defined in your Contract. This limitation does not apply to any Contract issued in Alabama, Alaska, Arizona, California, ^ Connecticut, Florida, Georgia, Hawaii, Illinois, Indiana, Kansas, Missouri, Nebraska, New Jersey, South Carolina, Tennessee, Virginia and Wyoming.
“Pre-existing Condition” means the existence of symptoms which would cause an ordinarily prudent person to seek medical diagnosis, care, and treatment within one year before the effective date of the Contract or a condition for which medical consultation, advice, or treatment was recommended by or received from or sought from a Physician during the two years immediately preceding the effective date of the Contract.
A “Physician” is a person other than you, the Annuitant(s) or a member of your or the Annuitant’s families who is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.), practicing within the scope of that license.
Please refer to your Contract for additional information on Activities of Daily Living, Nursing Care and other terms not specifically discussed in this prospectus.
The waiver described above is not available in all states and certain terms may vary depending on the state of issue as noted in your Contract. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty (see “VII. Federal Tax Matters”).
Impact of Market Value Adjustment and Withdrawal Charge on Payable Withdrawal Amounts and Account Value
EXAMPLE: Assume:
•	You purchase a Contract on September 15, 2010^ for $100,000 and select a 5-Y^ ear Initial Term. By the end of year two, your total Account Value, including interest, is $106,812 ($100,000 (Purchase Payment) + $6,812 (total interest)).

•	The Guaranteed Margin in effect for a 5-Y^ ear Initial Term on your date of purchase is 0.43%.

•	You withdraw $25,000 at the end of the second year, and have made no other withdrawals in the 12 months prior.

•	Because there are three years (36 months) remaining in your Initial Term from the date you make your withdrawal, we apply to the MVA factor the Guaranteed Margin for a 3-Y^ear Term that is in effect at the time of your withdrawal. The Guaranteed Margin in effect for a 3-Y^ear Term on the date of the withdrawal is 0.71%.

•	The adjustment factor ‘k’ is 0.25%.

•	The applicable withdrawal charge is 7%.

•	And, after calculating the Free Withdrawal Amount (see “Free Withdrawal Amount” above), the portion of your withdrawal that is subject to the Market Value Adjustment and a withdrawal charge is $21,488.
Your MVA factor equals 0.98433 ((1+0.0043)/(1+0.0071 + 0.0025))(36/12)
Your Market Value Adjustment equals -$337 (($21,488 * 0.98433) – $21,488 = -$337).
Your withdrawal charge equals $1,504 ($21,488 * 0.07 = $1,504).
The withdrawal amount payable to you equals $23,159 ($25,000 – $337 – $1,504 = $23,159).
Your remaining Account Value equals $81,812 ($106,812 (total Account Value prior to your withdrawal) – $23,159 (withdrawal amount payable to you) – $337 ( the negative Market Value Adjustment) -$1,504 (the withdrawal charge) = $81,812).
Please see Appendix B: “Examples of Market Value Adjustment Calculations”^ for

more information on this example ^ and for additional, illustrative examples of the impact the Market Value Adjustment and Withdrawal Charge may have on the withdrawal amounts payable to you and on your Account Value^.
Other Charges and Deductions
Taxes
We reserve the right to charge or provide for certain taxes against Purchase Payments, Account Values, death benefits or Annuity Payments. Such taxes may include premium taxes or other taxes levied by any government entity which we determine to have resulted from the:
•	^ receipt by us of Purchase Payments;

•	issuance of the Contracts;

•	commencement or continuance of Annuity Payments under the Contracts; or

•	death of the Owner or Annuitant.
In addition, we will withhold taxes to the extent required by applicable law.
Except for residents of those states which apply premium taxes upon receipt of Purchase Payments, we will deduct premium taxes from the Account Value used to provide for Annuity Payments. For residents of those states which apply premium taxes upon receipt of Purchase Payments, we will deduct premium taxes upon payment of any withdrawal or death benefits or upon any annuitization. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% of the Purchase Payment, depending on the jurisdiction^ and the tax status of the Contract and are subject to change by the legislature or other authority (see Appendix E: “State Premium Taxes”).
^

V. General Information About Us
The Company
Your Contract is issued by John Hancock USA. John Hancock USA, formerly known as “The Manufacturers Life Insurance Company (U.S.A.),” is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805. John Hancock USA also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, NH 03801-6815.
The ultimate parent of John Hancock USA is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. ^ The Company changed its name to John Hancock Life Insurance Company (U.S.A.) on January 1, 2005 following MFC’s^ acquisition of John Hancock Financial Services, Inc.
Rating Agencies, Endorsements and Comparisons. We are ranked and rated by independent financial rating services, including Moody’s^ Investors Service, Inc., Standard & Poor’s^ Rating Services, Fitch Ratings Ltd. and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of John Hancock USA. The ratings are not intended to reflect the investment experience or financial strength of the “CPI MVA Separate Account” (the non-registered separate account that we established within the General Account where we hold reserves for our guarantees under the Contract) or the Contracts. The ratings are available on our website. We may from time to time publish the ratings in advertisements, sales literature, reports to Contract Owners, etc. In addition, we may include in certain promotional literature endorsements in the form of a list of organizations, individuals or other parties that recommend the Company or the Contracts.
Regulation. John Hancock USA is subject to the laws of the State of Michigan governing insurance companies and to the regulation of Michigan’s Office of Financial and Insurance Regulation. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate. Regulation by the applicable insurance department includes periodic examination of our operations, including contract liabilities and reserves. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of investments permitted. Our books and accounts are subject to review by the applicable insurance department and other supervisory agencies at all times, and we file annual statements with these agencies. A full examination of our operations is conducted periodically by the applicable insurance departments.
Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments on us under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.
Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Federal legislation that removed barriers preventing banks from engaging in the insurance business or that changed the federal income tax treatment of insurance companies, insurance company products, or employee benefit plans could significantly affect the insurance business.
CPI MVA Separate Account
We established the Company’s CPI MVA Separate Account in 2010 as a non-unitized separate account under Michigan law^. The CPI MVA^ Separate Account is not registered as an investment company under the U.S. Investment Company Act of 1940, as amended. The Company maintains in its CPI MVA Separate Account assets which it selects in accordance with applicable state law and which have a market value (or other value prescribed by applicable state law) equal to the reserves the Company must maintain for the contracts and its other liabilities with respect to the account. A Contract Owner has no interest in the performance of the ^ CPI MVA Separate Account. A Contract Owner’s Account Value is based on the Declared Interest Rate and the Indexed Crediting Rates under the Contract and not on the performance of the^ CPI MVA ^ Separate Account. Any gain or loss in the Company’s CPI MVA ^ Separate Account accrues solely to the Company, and we assume any risk associated with the possibility that the value of the assets in the CPI MVA Separate Account might fall below the reserves and other liabilities that must be maintained. Should the value of the assets in the Company’s CPI MVA ^ Separate Account fall below reserve and other liabilities, the Company will transfer assets from its “General Account,” the account that contains all of the Company’s assets other than assets in segregated asset accounts, to its CPI MVA ^ Separate Account to make up the shortfall. The Company reserves the right to transfer to its General Account any assets of its CPI MVA ^ Separate Account in excess of such reserves and other liabilities.
The Company reserves the right to maintain assets in its CPI MVA Separate Account to support any number of kinds of annuity contracts which it offers or may offer. These annuity contract owners would stand in an equal position with regard to claims against the underlying assets in the CPI MVA ^ Separate Account.
Both the assets accounted for in the Company’s CPI MVA ^ Separate Account and all the other assets maintained in its General Account are available to meet the Company’s guarantees under its contracts. These assets are not insulated from the claims of the Company’s creditors and may be charged with liabilities which arise from other business the Company conducts. See “VI. The MFC Subordinated Guarantee” for information on the parent company’s, Manulife Financial Corporation’s, guarantee of the MVA interest in the Contracts.
Distribution of the Contract
Our wholly-owned subsidiary, John Hancock Distributors, LLC (“JH Distributors”), acts as principal underwriter of the Contracts.
The Contracts will be sold by registered representatives of broker-dealers authorized by JH Distributors to sell them. Such registered representatives will also be our licensed insurance agents. JH Distributors will pay distribution compensation to authorized broker-dealers in varying amounts which under normal circumstances are not expected to exceed ^ 6 ^% of Purchase Payments.
The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative’s own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative’s compensation. You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.
We may make additional payments to firms. These payments are sometimes referred to as “revenue sharing.” Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.
We are among several insurance companies that pay additional payments to certain firms to receive “preferred” or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists (“shelf-space arrangements”); and other improvements in sales by featuring our products over others.
Revenue sharing payments assist in our efforts to promote the sale of the Contracts and could be significant to a firm. Not all firms, however, receive additional compensation. We determine which firms to support and the extent of the payments we are willing to make, and generally choose to compensate firms that are willing to cooperate with our promotional efforts and have a strong capability to distribute the Contracts. We do not make an independent assessment of the cost of providing such services. Instead, we agree with the firm on the methods for calculating any additional compensation. The methods, which vary by firm, may include different categories to measure the amount of revenue sharing payments, such as the level of sales, assets attributable to the firm and the annuity contracts covered under the arrangement (including contracts issued by any of our affiliates). The categories of revenue sharing payments that we may provide to firms, directly or through JH Distributors, are not mutually exclusive and may vary from contract to contract. Currently, we have revenue sharing agreements in effect with Edward Jones, LPL Financial LLC, and Signator Investors, Inc. We or our affiliates may make additional types of revenue sharing payments for other products, and may enter into new revenue sharing arrangements in the future.

VI. The MFC Subordinated Guarantee
Description of Manulife Financial Corporation
The MFC Subordinated Guarantee is issued by MFC. MFC was incorporated under the Insurance Companies Act (Canada) in 1999 for the purpose of becoming the holding company of The Manufacturers Life Insurance Company, which was founded in 1887. As a mutual life insurance company, The Manufacturers Life Insurance Company had no common shareholders and its board of directors was elected by its participating policyholders. In September 1999, The Manufacturers Life Insurance Company implemented a plan of demutualization and converted into a life insurance company with common shares and became a wholly-owned subsidiary of MFC. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 (Tel. No. 416-926-3000).
MFC and its subsidiaries provide^ financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. ^ These services are provided to individual and group customers in Canada, ^ Asia and the United States ^. MFC and its subsidiaries also ^ provide investment management services with respect to MFC’s general fund assets, segregated funds assets and mutual funds and ^ to institutional customers. ^ MFC and its subsidiaries also offer reinsurance services, specializing in life retrocession and property and casualty reinsurance. MFC has directly or indirectly held all of the outstanding shares of John Hancock USA capital stock since September 1999.
Description of the MFC Subordinated Guarantee
What additional guarantee applies to my Contract?
^ John Hancock USA’s ultimate corporate parent, MFC, guarantees its obligations with respect to any Contract to which this prospectus relates^ . The MFC Subordinated Guarantee ^ ^ may only be terminated (subject to any existing claims at the time of such termination) for Contracts issued after notice of termination is provided. The MFC Subordinated Guarantee does not relieve the Company of any obligations under your Contract – it is in addition to all of the rights and benefits that the Contract provides. There is no charge or cost to you for the MFC Subordinated Guarantee, and there are no disadvantages to you of having this additional guarantee.
What are the reasons for the additional MFC Subordinated Guarantee?
^The MFC Subordinated Guarantee is being offered in order to relieve John Hancock USA of the obligation to file with the SEC annual, quarterly and current reports on Form 10-K, Form 10-Q and Form 8-K, and thus save John Hancock USA ^ the expense of being an SEC reporting company. MFC, the company that is providing the MFC Subordinated Guarantee, is the ultimate parent of all of the companies in the John Hancock group of companies, including John Hancock USA. MFC is a company organized under the laws of Canada and its common shares are listed principally on the Toronto Stock Exchange and the New York Stock Exchange. MFC files with the SEC annual reports on Form 40-F and other reports on Form 6-K. The financial results of John Hancock USA are included in MFC’s consolidated financial statements in a footnote containing condensed consolidating financial information with separate columns for MFC, John Hancock USA and other subsidiaries of MFC, together with consolidating adjustments.
What are the terms of the MFC Subordinated Guarantee?
^MFC has agreed to unconditionally and irrevocably guarantee^ , as a principal and not merely as a surety, the full and punctual payment when due of all Contract Value Interests payable by John Hancock USA pursuant to or from the Contract to any holder, owner, annuitant or beneficiary under any Contract creating such interest, to any successor, legatee, heir, or assignee of any such person or entity, to any other account or option under the Contract, or to any other account of any such person or entity (all of the foregoing persons, entities, accounts and options being referred to for this purpose as “Payees”). For this purpose, Contract Value Interests are defined as guaranteed rates of return on Contract values, inclusive of earnings. Contract Value Interests payable by John Hancock USA to a Payee from a Contract:
(a)	upon a full or partial withdrawal, a cancellation, a loan, a full conversion of Account Value to annuity payments, a fullor partial conversion of Account Value attributable to death benefit proceeds ^ to annuity payments, or similar removal of assets, will be a net amount equal to the Contract’s then current Account Value^ after (i) increase for any^ positive Market Value Adjustment^ that would be credited to a Payee under the terms ^ of the Contract for the transaction in question and (ii) reduction for any interest, fees, charges, outstanding loans, and negative Market Value Adjustments^ that would be charged against a Payee^ under the terms^ of the Contract for the transaction in question; or

(b)	^ upon ^ payment of any other amount as a consequence of the death of any owner, holder, or annuitant under a Contract prior to a completion conversion of Account Value^ to annuity payments, will be a net amount equal to the Contract’s^ then current Account Value^ after (i) increase to reflect any accrued but uncredited statutory interest attributable thereto and (ii) reduction for any interest, fees, charges, and outstanding loans that would be charged against a Payee^ under the terms^ of the Contract for the transaction in question.
For this purpose, Contract Value Interests include net amounts removed in connection with the above transactions and amounts remaining in the Contract, but do not include annuity payments that are made following the complete or partial conversion of Account Value^ to annuity payments.
This means that, if John Hancock USA fails to honor any valid request to pay a Contract Value Interest, MFC guarantees the full amount that you would have received, or value that you would have been credited with, had John Hancock USA fully met its obligations under your Contract with respect to such Contract Value Interest. There is no charge or cost to you for receiving the MFC Subordinated Guarantee. If John Hancock USA fails to make payment when due of any amount that is guaranteed by MFC, you could directly request MFC to satisfy John Hancock USA’s obligation, and MFC must do so. You would not have to make any other demands on John Hancock USA as a precondition to making a claim against MFC under the MFC Subordinated Guarantee.
The MFC Subordinated Guarantee is issued pursuant to a subordinated guarantee dated the effective date of the registration statement of which this prospectus forms a part, whereby MFC is a guarantor.
Unless otherwise stated in this section, the MFC Subordinated Guarantee constitutes an unsecured obligation of MFC as guarantor, and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinated to the MFC Subordinated Guarantee, and effectively rank senior to MFC’s preferred and common shares. As a result, in the event of MFC’s bankruptcy, liquidation, dissolution, winding-up or reorganization or upon acceleration of any series of debt securities due to an event also triggering payment obligations on other debt, MFC’s assets will be available to pay its obligations on the MFC Subordinated Guarantee only after all secured indebtedness and other indebtedness senior to the MFC Subordinated Guarantee has been paid in full. There may not be sufficient assets remaining to pay amounts due on all or any portion of the MFC Subordinated Guarantee.
The MFC Subordinated Guarantee is governed by the laws of the Commonwealth of Massachusetts. The MFC Subordinated Guarantee will provide that any claim or proceeding brought by a holder of a Contract to enforce the obligations of MFC, as guarantor, may be brought in a state or federal court located ^ in the City of Boston, Commonwealth of Massachusetts, and that MFC submits to the non-exclusive jurisdiction of such courts in connection with such action or proceeding. MFC has designated John Hancock USA as its authorized agent upon whom process may be served in any legal action or proceeding against MFC arising out of or in connection with the MFC Subordinated Guarantee. All payments on the Contracts offered by this prospectus made by MFC to any Payee under the MFC Subordinated Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Government of Canada, or any province, territory or political subdivision thereof, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges by MFC is required by law or by the administration or interpretation of such law. In the event of any withholding or deduction, MFC will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Contracts offered by this prospectus after such withholding or deduction equals^ the respective amounts under such Contracts which would have been receivable in respect of those Contracts in the absence of such withholding or deduction (“Guarantor Additional Amounts”), except as described in this section and except that no such Guarantor Additional Amounts shall be payable with respect to ^ taxes, duties, assessments or governmental charges imposed on a Payee with ^ respect to any ^ Contract offered by this prospectus:
(a)	(i) by reason of his being a person with whom John Hancock USA or MFC^ is not dealing at arm’s length for the purposes of the Income Tax Act (Canada), or (ii) by reason of his having a connection with Canada or any province or territory thereof other than the mere holding, use or ownership or deemed holding, use or ownership of such Contract;

(b)	by reason of his being ^ liable for or subject to such withholding or deduction because of his failure to make^ a claim for exemption to the relevant tax authority; or

(c)	more than 10 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to Guarantor Additional Amounts on presenting the same for payment on the last day of such period of 10 days.

As used in this section “Relevant Date” shall mean the date on which such payment first becomes due.
Where You Can Find More Information
MFC is subject to the information requirements of the^ Securities Exchange Act of 1934, as amended, and, in accordance with that Act, files reports and other information with the SEC. Pursuant to the^ multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.
You may read and copy any reports, statements or other information filed by MFC at the SEC’s Public Reference Room, Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about MFC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
You may also obtain copies of this information by mail from the Public Reference Section of the SEC, Station Place, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.
The SEC maintains a website that contains reports, proxy statements and other information, including those filed by MFC, at http://www.sec.gov. You may also access the SEC filings and obtain other information about MFC through the website maintained by MFC, which is http://www.manulife.com. The information contained in, or accessible through, MFC’s ^ website is not incorporated by reference into this prospectus.
The Company and MFC filed a joint registration statement on Form F-3 ^ relating to the Contracts offered by this prospectus with the SEC under the Securities Act of 1933, as amended. This prospectus is a part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information you can find in the registration statement. The SEC allows MFC to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. For more information about the Contracts and us, you may obtain a copy of the Registration Statement (File number 333-168694 ^) in the manner set forth in the preceding paragraphs.
The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. These documents contain important information about the companies and their financial condition.
MFC incorporates by reference the documents listed below, which were filed with the SEC:
(a)	^ MFC’s Report ^ of Foreign Issuer on Form 6-K filed April 14, 2011 ^;

(b)	^ MFC’s Report of Foreign Issuer on Form 6-K filed March 25, 2011 ^, other than the sections of the Notice of Annual Meeting and Proxy Circular entitled “Report of the Management Resources and Compensation Committee,” “Performance Graph” and “Supplemental Shareholder Return“, and other than the consolidated financial statements as at, and for the years then ended December 31, 2010 ^ and 2009; ^

(c)	MFC’s Annual Report on Form 40-F for the year ended December 31, 2010, as filed on March 18, 2011 and as amended and filed on Form 40-F/A on March 25, 2011; ^ and

(d)	^ MFC’s Annual Report on Form 40-F for the year ended December 31, 2009, as filed on March 19, 2010 and as amended and filed on Form 40-F/A on March 29, 2010, other than the section of the Annual Information Form entitled “Ratings.”

^
Copies of the documents incorporated in this prospectus by reference may be obtained upon written or oral^ request without charge from:
Manulife Financial Corporation
ATTN: Corporate Secretary

200 Bloor Street East, NT-10
Toronto, Ontario Canada M4W 1E5
Telephone: (416) 926-3000
Any annual reports on Form 20-F, Form 40-F or Form 10-K, any reports on Form 10-Q or Form 8-K, other than current reports furnished to the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K, and any Form 6-K specifying that it is being incorporated by reference in this prospectus to the extent expressly provided on such report, as well as all prospectus supplements disclosing additional or updated information, filed by MFC with the SEC subsequent to the date of this prospectus shall be deemed to be incorporated by reference into this prospectus, except that any section of any annual information form entitled “Ratings” or another similar caption shall not be deemed to be incorporated by reference into this prospectus and the registration statements of which this prospectus forms a part.
Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.
Enforcement of Judgments
MFC is a corporation incorporated under the laws of Canada. Because a substantial portion of MFC’s assets are located outside the United States and most of its directors and officers are not residents of the United States, any judgment obtained in the United States against MFC or certain of its officers and directors, including a judgment with respect to payments on the MFC Subordinated Guarantee, may not be collectible within the United States.
Pursuant to the MFC Subordinated Guarantee, MFC agrees that any legal action or proceeding against it arising out of or in connection with the MFC Subordinated Guarantee may be brought in any United States federal or Massachusetts state court located in the City of Boston, Commonwealth of Massachusetts (a “Massachusetts Court”), and irrevocably submits to the non-exclusive jurisdiction of such courts in connection with such action or proceeding.
MFC has been informed by its Canadian counsel, Torys LLP, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in that province on any final judgment in personam of any Massachusetts Court, against MFC, which judgment is subsisting and unsatisfied for a fixed sum of money with respect to the enforcement of the MFC Subordinated Guarantee and that is not impeachable as void or voidable under the internal laws of the Commonwealth of Massachusetts if:
(i)	^ the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of Ontario (submission by MFC in the MFC Subordinated Guarantee to the non-exclusive jurisdiction of a Massachusetts Court , will be sufficient for this purpose);

(ii)	^ such judgment was not obtained by fraud or in a manner contrary to natural justice or other rule of law, whether equitable, legal or statutory and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(iii)	^ the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws in the Province of Ontario; and

(iv)	^ the action to enforce such judgment is commenced within the applicable limitation period.
Enforcement of a judgment by a court in the Province of Ontario, as described above, may only be given in Canadian dollars.
In the opinion of Torys LLP, there are currently no reasons under the present laws of the Province of Ontario for avoiding recognition of said judgments of Massachusetts Courts on the MFC Subordinated Guarantee based upon public policy. However, it may be difficult for holders of Contracts to effect service within the United States upon MFC’s directors and officers and the experts named in this prospectus who are not residents of the United States or to enforce against them, both in and outside of the United States, judgments of courts of the United States predicated upon civil liability under United States federal securities laws. MFC has designated John Hancock USA as its authorized agent upon whom process may be served in any legal action or proceeding against MFC arising out of or in connection with the applicable MFC Subordinated Guarantee. Based on the opinion of Torys LLP, MFC believes that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case since the case law in Canada in respect of this matter is not entirely clear. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

VII. Federal Tax Matters
Introduction
Any discussion of the federal income tax treatment of the Contracts contained in this prospectus is not exhaustive, does not purport to cover all situations, is not intended as tax advice and is not intended for and cannot be used for the purpose of avoiding penalties. The federal income tax treatment of the Contracts is unclear in certain circumstances, and you should consult a qualified and independent tax advisor with regard to the application of law to your individual circumstances. Bear in mind that the tax-related discussions herein may have been written to support the promotion or marketing of a transaction or other matter that is relevant to you for tax purposes. The following discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. These authorities, however, are subject to change by Congress, the IRS, and judicial decisions. The prospectus does not address state or local tax consequences associated with the purchase of the Contracts.
We make no guarantee regarding any tax treatment, federal, state or local, of any Contract or of any transaction involving a Contract.
Our Tax Status
We are taxed as a life insurance company under the Code. The assets in the CPI MVA Separate Account are owned by us, and the income derived from such assets is includible in our income for federal income tax purposes.
Taxation of Annuities in General
Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in Account Value is generally not taxable to you as the Contract Owner or to the Annuitant until received, either in the form of Annuity Payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if the Contract Owner is an individual or, in some cases, a trust or other entity treated as an agent for a natural person.
As a general rule, deferred annuity contracts held by “non-natural persons,” such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal income tax purposes. The income on such contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the owner during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, annuity contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. However, this exception will not apply in the case of any employer which is the nominal owner of an annuity contract under a nonqualified deferred compensation arrangement for its employees.
Other exceptions to the general rule for non-natural contract owners will apply with respect to:
•	^ annuity contracts acquired by an estate of a decedent by reason of the death of the decedent;

•	annuity contracts issued in connection with certain qualified retirement plans;

•	annuity contracts purchased by employers upon the termination of certain qualified retirement plans;

•	certain annuity contracts used in connection with structured settlement agreements; and

•	annuity contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.
In addition to the foregoing, if the contract’s maturity date occurs, or is scheduled to occur, at a time when the annuitant is at an advanced age, such as over age 95, it is possible that the owner will be taxable currently on the annual increase in the account value.
The remainder of this discussion assumes that the Contract will constitute an annuity for federal tax purposes.
Taxation of Partial and Total Withdrawals. In the case of a partial withdrawal, amounts received generally are includible in income to the extent the Owner’s Account Value before the withdrawal exceeds his or her “investment in the contract.” In the case of a total withdrawal, amounts received are includible in income to the extent they exceed the “investment in the contract.” For these purposes the “investment in the contract” at any time equals the total of the Purchase Payments made under the Contract ^ (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain employer contributions to qualified contracts) less any amounts previously received from the Contract which were not included in income. If, however, the Contract was issued pursuant to a tax-deferred exchange under Section 1035 of the Code, the “investment in the contract” at any time equals the amount brought over in the exchange as investment in the contract less any amounts previously received from the Contract whish were not included in income.
Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) any portion of the Account Value is treated as a withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If you transfer your interest in a Contract without adequate consideration to a person other than your spouse (or a former spouse incident to divorce), you will be taxed on the difference between your Account Value and the investment in the Contract at the time of transfer. In such case, the transferee’s investment in the Contract will be increased by the amount included in the transferor’s income.
There is some uncertainty regarding the treatment of the Market Value Adjustment for purposes of determining the amount includible in income as a result of any partial withdrawal, assignment or pledge, or transfer without adequate consideration. The IRS has regulatory authority to address this uncertainty. However, as of the date of this prospectus, the IRS has not issued any final regulations addressing these determinations.
Taxation of Annuity Payments. Normally, the portion of each Annuity Payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. The exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the Contract, adjusted for any period certain or refund feature, to the total expected value of Annuity Payments for the term of the Contract (determined under Treasury Department regulations). A simplified method of determining the taxable portion of Annuity Payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.
Once the total amount of the investment in the Contract has been excluded using this ratio, further Annuity Payments will be fully taxable. If Annuity Payments cease because of the death of the Annuitant and before the total amount of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction to the Annuitant in his or her last taxable year.
There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person or are not married. You should consult a tax advisor in those situations.
Effective January 1, 2011, Section 72(a)(2) of the Code permits partial annuitization of an annuity contract and specifies that the tax cost basis, or investment in the contract, be allocated pro rata between the portion of the contract being annuitized and the portion of the contract remaining deferred. Currently, we do not support partial annuitization. Accordingly, any portion of your Contract that you withdraw to be annuitized will be reported to the IRS as a taxable distribution unless you transfer it into another contract (issued by John Hancock or by another company) in a partial exchange conforming to the rules of Section 1035 of the Code and Rev. Proc. 2008-24. Any such withdrawal, whether carried out as a tax-deferred partial exchange or as a taxable withdrawal, will be subject to Market Value Adjustment and withdrawal charges.
Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of an Owner or, if the Owner is not a natural person, the death of the Annuitant. Prior to the Maturity Date, such death benefit proceeds are includible in income as follows:
•	if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above; or

•	if distributed under an Annuity Option, they are taxed in the same manner as Annuity Payments; as described above.
After the Maturity Date, where a guaranteed period exists under an Annuity Option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows:
•	^ if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time;

•	if distributed in accordance with an existing period certain Annuity Option, they are fully excludible from income until the remaining investment in the contract is deemed to be recovered, and all Annuity Payments thereafter are fully includible in income; or
Penalty Tax on Premature Distributions. Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the taxable amount of any payment from the Contract. This penalty is not applicable if the payment is:
•	^ received on or after the date on which the Owner reaches age 59 1/2;

•	attributable to the Owner becoming disabled (as defined in the tax law);

•	made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary Annuitant (as defined in the tax law);

•	made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and a “designated beneficiary” (as defined in the tax law), or

•	made under a contract purchased with a single premium when the maturity date is no later than a year from purchase of the contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.
^ Aggregation of Contracts. In certain circumstances, the IRS may determine the amount of an annuity payment or a withdrawal from a contract that is includible in income by combining some or all of the annuity contracts owned by an individual which are not issued in connection with a Qualified Plan. For example, if you purchase a Contract offered by this prospectus and also purchase at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS may in some instances treat the two contracts as one contract.
In addition, if you purchase two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including withdrawals prior to the maturity date) is includible in income. Thus, if during a calendar year you buy two or more of the Contracts offered by this prospectus (which might be done, for example, in order to invest amounts in different Terms), all of such Contracts would be treated as one Contract in determining whether withdrawals from any of such Contracts are includible in income.
The effects of such aggregation are not always clear and depend on the circumstances. However, aggregation could affect the amount of a withdrawal that is taxable and the amount that might be subject to the 10% penalty tax described above.
Exchanges of Annuity Contracts. We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free under Code Section 1035 if certain requirements are satisfied. If you exchange all of another annuity contract and the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Account Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract.
If you exchange part of an existing contract for the Contract, and within 12 months of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, the exchange may be treated as if you had made a partial withdrawal from the existing contract and then purchased the Contract. In these circumstances, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.
You should consult your tax advisor in connection with any exchange pursuant to Code Section 1035 for the Contract, particularly if you plan to make a withdrawal from either contract within 12 months after the exchange.
Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons. In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect contracts where the income on such contracts is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax advisor.
Qualified Retirement Plans
In General
The Contracts are also designed for use in connection with certain types of qualified retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to participants in such Qualified Plans and to Contracts used in connection with such Qualified Plans. In this prospectus we provide only general information about the use of the Contract with the various types of Qualified Plans. Persons intending to use the Contract in connection with a Qualified Plan should seek competent advice.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no “investment in the contract” and the total amount received may be taxable. Both the amount of the contribution that may be made, and the tax deduction or exclusion that the owner may claim for such contribution, are limited under Qualified Plans. If you are considering purchasing a Contract for use in connection with a qualified retirement plan, you should consider, in evaluating the suitability of the Contract, that the Contract allows only a single Purchase Payment in an amount of at least $2^ 5,000^. If this Contract is used in connection with a Qualified Plan, the Owner and Annuitant must be the same individual. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant’s spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Furthermore, the length of any Term may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.
Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to a change Annuity Options or make a withdrawal from the Contract.
In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts (“IRAs”) (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70. In the case of certain other Qualified Plans, distributions of such minimum amounts generally must commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.
There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Contracts. (The amount of the penalty tax is 25% of the taxable amount of any payment received from a “SIMPLE retirement account” during the 2-year period beginning on the date the individual first participated in any qualified salary reduction agreement (as defined in the tax law) maintained by the individual’s employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, including a “SIMPLE IRA,” exceptions provide that the penalty tax does not apply to a payment (a) received on or after the date on which the owner reaches age 59 1/2, (b) received on or after the owner’s death or because of the owner’s disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception “c” above for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. In addition, the penalty tax does not apply to certain distributions from IRAs that are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax advisor.
When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. We will not amend a Contract, however, to permit amounts to be held for both Roth and non-Roth accounts in the plan. The rights of any ^ Owners, Annuitants, and Beneficiaries ^ to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we will not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless we consent.
Qualified Plan Types
Following are brief descriptions of various types of Qualified Plans in connection with which we may issue a Contract.
Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain qualified plans may be “rolled over” on a tax-deferred basis into an IRA. The Contract may not be used in connection with an “Education IRA” under Section 530 of the Code.
Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees’ IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the Contract in connection with such plans should seek competent advice.
SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish “SIMPLE retirement accounts,” including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence.
Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.
Among the differences are that contributions to a Roth IRA are not deductible and “qualified distributions” from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the owner was made. Second, the distribution must be:
•	made after the owner attains age 59 1/2;

•	made after the owner’s death;

•	attributable to the owner being disabled; or

•	a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code.
In addition, distributions from Roth IRAs need not commence when the owner attains age 70 1/2. A Roth IRA may accept a “qualified rollover contribution” from a non-Roth IRA and from an “eligible retirement plan” that satisfies certain requirements specified in section 408A(e)(1)(B) of the Code.
Corporate and Self-Employed (“H.R. 10” and “Keogh”) Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals’ Tax Retirement Act of 1962, as amended, commonly referred to as “H.R. 10” or “Keogh,” permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans.
Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as “tax-sheltered annuities.” Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of Purchase Payments and other tax consequences associated with the Contracts.
Section 403(b) policies contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. These amounts can be paid only if the employee has reached age 59 1/2, had a severance from employment, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the Account Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)
Direct Rollover Rules
In the case of Contracts used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code, or in the case of a Section 403(b) tax sheltered annuity, any “eligible rollover distribution” from the contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, or Section 403(b)

tax sheltered annuity or custodial account, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a “series of substantially equal periodic payments” made for life or a specified period of 10 years or more, and hardship distributions).
Under these requirements, withholding at a rate of 20% will be imposed on any eligible rollover distribution. In addition, the participant in these qualified retirement plans cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the participant elects to have amounts directly transferred to certain qualified retirement plans (such as to an IRA). Before we make an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.
Federal Income Tax Withholding
We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless (i) the distribution is not an eligible rollover distribution and (ii) the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. Except in the case of eligible rollover distributions, the withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. Except in the case of eligible rollover distributions, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and rollovers from non-Roth IRAs to Roth IRAs) is 10%. As described above, the withholding rate applicable to eligible rollover distributions is 20%.

VIII. General Matters
Confirmation Statements
We will send you confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy and should immediately report any mistake to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.
Legal Proceedings
There are no material pending legal proceedings, other than ordinary routine litigation, to which John Hancock USA or any of our subsidiaries is a party or to which any of our or their property is subject. To the best of our knowledge, no such proceedings are contemplated by any governmental authority or any other party.
For a description of legal proceedings to which MFC is a party, see “Legal Proceedings” in MFC’s Annual Information Form within MFC’s Annual Report on Form 40-F/A for the year ended December 31, 2010^, as filed on March 25, 2011,^ which is incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part.
Legal Opinions
The validity of the Contract Value Interests under deferred annuity Contracts and MFC Subordinated Guarantee offered in this prospectus will be passed upon for us by Arnold R. Bergman, Esq., Vice President and Annuities Chief Counsel, John Hancock USA. Certain matters regarding Canadian law with respect to the MFC Subordinated Guarantee will be passed upon for MFC by Torys LLP, Toronto, Canada. On the date of this prospectus, the partners and associates of Torys LLP own an aggregate of approximately 22,000 MFC common shares.
Experts
The consolidated financial statements of MFC as at December 31, 2010 and 2009, and for the years then ended, included in MFC’s Annual Report on Form 40-F for the year ended December 31, 20^ 10, filed with the SEC on March 18, 2011, and the amended consolidated financial statements of MFC as at December 31, 2009 and 2008, and for the years then ended, included in MFC’s Annual Report on Form 40-F^ , filed with the SEC on March 19^ , 2010, which are incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part, have been audited by Ernst & Young LLP, Toronto, Canada, an independent registered public accounting firm, as set forth in their reports thereon, included and incorporated herein and therein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the^authority of such firm as experts in accounting and auditing.
Notices and Reports to Contract Owners
At least once each Contract Year, we will send you a statement showing the Account Value of the Contract as of the date of the statement. The statement will also show Purchase Payments and any other information required by any applicable law or regulation.
Contract Owner Inquiries
You should direct all inquiries to our Annuities Service Center at 164 Corporate Drive, Portsmouth, New Hampshire 03801.

Appendix A: How Interest is Credited
The Declared Interest Rate is declared by us and will be shown on the Contract specifications page. At each Contract Anniversary, we will determine the Indexed Crediting Rate applicable for the following Contract Year based on the year-over-year change in the CPI-U as determined three months prior to the Contract Anniversary and adjusted by a Guaranteed Margin. The Indexed Crediting Rate will never fall below the Floor Rate ^ or be greater than the Rate Cap ^ as demonstrated in example^ s^ B and C^ below. The Indexed Crediting Rate will be applied on a daily basis, which, if compounded daily for one year, would equal the applicable Indexed Crediting Rate determined for that year. The Guaranteed Margin will be shown on the specifications page, remains constant for the selected Term, and could^ be a negative value.
We will reference the CPI-U as published three months previous to determining the Indexed Crediting Rate. The CPI-U is available approximately mid-month every month and calculated based upon the previous month’s^ values.
The following examples assume that the current date is April 10, 2010. To set the Indexed Crediting Rate as of April 10, 2010, we would look to the CPI-U that was available on February 19, 2010, reflecting January 2010 values. This may be referred to as a “3 month look-back,” (April to January). If today is instead April 20^ 2010 and we are setting rates, we would still look to the CPI-U that was available on February 19, 2010, rather than referencing the CPI-U available on April 18, 2010. Therefore, any day in April would be using the CPI-U from January that was released in February.
Indexed Crediting Rate Formula
The following formula represents that at the beginning of each Contract Anniversary within any selected Term, the Indexed Crediting Rate (Rt) for each year of the Term (t) would be the greater of the Indexed Crediting Rate as determined using the CPI-U plus the Guaranteed Margin (M), or the Floor Rate^ , and the lesser of the Indexed Crediting Rate or the Rate Cap ^.
Rt may not be less than the Floor Rate [nor greater than the Rate Cap].
Where:
Rt = Indexed Crediting Rate applicable for the following year
CPIt = the CPI-U value from 3 months prior to the rate determination date.
CPIt-1 = the CPI-U value 1 year prior to CPIt
M = the Guaranteed Margin
^ Example A. ^Determining the Indexed Crediting Rate
^ If the CPI-U value three^ months prior to the rate determination date is 200, the prior year’s CPI-U value is 195, and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Floor Rate[and Rate Cap]is applied would be:
3.06% is greater than the Floor Rate, [and less than the Rate Cap], so the Indexed Crediting Rate for the Contract Year is 3.06%.
^
Example B Impact of Rate Floor on Indexed Crediting Rate
[If the CPI-U value three^ months prior to the rate determination date is 190, the prior year’s CPI-U value is 200, the Rate Cap is 8%, and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Rate Floor and Rate Cap are applied would be:
Because -4.50% is less than the 0% Rate Floor, the Indexed Crediting Rate for the Contract Year is 0%.]

A-1

^ Example C            Impact of Rate Cap on Indexed Crediting Rate
^ [If the CPI-U value three^ months prior to the rate determination date is 220, the prior year’s CPI-U value is 200, the Rate Cap is 8%, and the Guaranteed Margin is 0.50%, then the Indexed Crediting Rate before the Rate Floor and Rate Cap are applied would be:

^
Because 11.03^ % is greater than the 8% Rate Cap, the Indexed Crediting Rate for the Contract Year is 8%]

A-2

Appendix B: Examples of Market Value Adjustment Calculations
^
Example 1: Request for Total Withdrawal with Negative MVA

Contract issue date:	9/15/2010
Premium	100,000
Term Selected	5 year
Guaranteed Margin in effect for Current Term	0.43%
Withdrawal occurs at the end of year 2
Account Value at time of Withdrawal	106,812
The Guaranteed Margin on a new 3-yr CPI-U MVA	0.71%
Adjustment factor	0.25%
Withdrawal Charge	7.00%

						Withdrawal
			Guaranteed
	Beginning		Margin in		Interest	Gross			Net
	of Year	CPI- U	Effect for	Indexed	Earned	Withdrawal			Withdrawal
	Account	Percentage	Current	Crediting	Over The	(End Of		Withdrawal	(End Of
Date	Value	Change	Term	Rate	Year	Year)	MVA	Charge	Year)
9/15/2010	100,000		0.43%	3.30%	3,300
9/15/2011	103,300	2.97%	0.43%	3.40%	3,512	106,812	(1,618)	7,231	97,963
9/15/2012
9/15/2013
9/15/2014
9/15/2015
Step 1: We first determine the portion of the gross withdrawal request that is subject to a Market Value Adjustment and withdrawal charges. Since a total withdrawal of Account Value was requested, the Free Withdrawal Amount of ^ $3,512 is subtracted from the total amount of the Account Value of $106,812. The Free Withdrawal Amount^ is equal to the prior 12 months of interest earned. The Gross Withdrawal Amount^ subject to Market Value Adjustment and withdrawal charges in this case is $103,300.
Step 2: We next determine the amount of the Market Value Adjustment. In this example, the Guaranteed Margin we assume to be in effect for the Contract (0.43%) is lower than the Guaranteed Margin we assume to be offering for the remaining duration of the Term (0.71% for a new 3 year Term). The resulting Market Value Adjustment factor of 0.98433 would reduce the amount payable.
See below for MVA factor formula:
M issue is the Guaranteed Margin in effect for current Term
M withdrawal is the Guaranteed Margin offered on a Term equal to the number of months remaining in the current Term, as of the date the withdrawal request is processed. For purposes of this calculation, months remaining will be rounded up to the next nearest whole month
n is the number of whole months remaining in the current Term, rounded up to nearest whole month.
k is the adjustment factor.
We determine the amount of the Market Value Adjustment by multiplying the Gross Withdrawal Amount ^ that is subject to a Market Value Adjustment ($103,300) by the Market Value Adjustment factor of 0.98433, which produces a result of $101,682. The amount of Market Value Adjustment is the difference between $101,682 and $103,300, or a negative $1,618.
Step 3: We next determine the amount of withdrawal charge. To do this, we multiply the Gross Withdrawal Amount^ that is subject to a withdrawal charge of $103,300 by the 7% withdrawal charge to produce a withdrawal charge of $7,231.
Step 4: Next apply the Market Value Adjustment and subtract the withdrawal charge from the Gross Withdrawal Amount. ^ This results in a net amount payable of $97,963 ($106,812- $1,618 — $7,231), assuming that no amount is withheld for taxes. The Contract is then terminated.

Example 2: Request for Total Withdrawal with Positive MVA

Contract issue date:	9/15/2010
Premium	100,000
Term Selected	5 year
Guaranteed Margin in effect for Current Term	0.43%
Withdrawal occurs at the end of year 2
Account Value at time of Withdrawal	106,812
The Guaranteed Margin on a new 3-yr CPI-U MVA	0.10%
Adjustment factor	0.25%
Withdrawal Charge	7.00%

						Withdrawal
			Guaranteed
	Beginning		Margin in		Interest	Gross			Net
	of Year	CPI- U	Effect for	Indexed	Earned	Withdrawal			Withdrawal
	Account	Percentage	Current	Crediting	Over The	(End Of		Withdrawal	(End Of
Date	Value	Change	Term	Rate	Year	Year)	MVA	Charge	Year)
9/15/2010	100,000		0.43%	3.30%	3,300
9/15/2011	103,300	2.97%	0.43%	3.40%	3,512	106,812	247	7,231	99,828
9/15/2012
9/15/2013
9/15/2014
9/15/2015
Step 1: We first determine the portion of the gross withdrawal request that is subject to a Market Value Adjustment and withdrawal charges. Since a total withdrawal of Account Value was requested, the Free Withdrawal Amount of ^ $3,512 is subtracted from the total amount of the Account Value of $106,812. The Free Withdrawal Amount^ is equal to the prior 12 months of interest earned. The Gross Withdrawal Amount^ subject to Market Value Adjustment and withdrawal charges in this case is $103,300.
Step 2: We next determine the amount of the Market Value Adjustment. In this example, the Guaranteed Margin we assume to be in effect for the Contract (0.43%) is higher than the Guaranteed Margin we assume to be offering for the remaining duration of the Term (0.1% for a new 3 year Term). The resulting Market Value Adjustment factor of 1.00239 increases the amount payable.
See below for MVA factor formula:
M issue is the Guaranteed Margin in effect for current Term
M withdrawal is the Guaranteed Margin offered on a Term equal to the number of months remaining in the current Term, as of the date the withdrawal request is processed. For purposes of this calculation, months remaining will be rounded up to the next nearest whole month
n is the number of whole months remaining in the current Term, rounded up to nearest whole month.
k is the adjustment factor.
We determine the amount of the Market Value Adjustment by multiplying the Gross Withdrawal Amount ^ that is subject to a Market Value Adjustment ($103,300) by the Market Value Adjustment factor of 1.00239, which produces a result of $103,547. The amount of Market Value Adjustment is the difference between $103,547 and $103,300, or a positive $247.
Step 3: We next determine the amount of withdrawal charge. To do this, we multiply the Gross Withdrawal Amount^ that is subject to a withdrawal charge of $103,300 by the 7% withdrawal charge to produce a withdrawal charge of $7,231.
Step 4: Next apply the Market Value Adjustment and subtract the withdrawal charge from the Gross Withdrawal Amount. ^ This results in a net amount payable of $99,828 ($106,812+ $247 — $7,231), assuming that no amount is withheld for taxes. The Contract is then terminated.

Example 3: Request for Gross Partial Withdrawal with Inflation all years

Contract issue date:	9/15/2010
Premium	100,000
Term Selected	5 year
Guaranteed Margin in effect for Current Term	0.43%
Gross Withdrawal occurs at the end of year 2	25,000
The Guaranteed Margin on a new 3-yr CPI-U MVA	0.71%
Adjustment factor	0.25%
Withdrawal Charge	7.00%

			Guaranteed			Withdrawal
	Beginning		Margin in		Interest	Gross			Net
	of Year	CPI- U	Effect for	Indexed	Earned	Withdrawal			Withdrawal
	Account	Percentage	Current	Crediting	Over The	(End Of		Withdrawal	(End Of
Date	Value	Change	Term	Rate	Year	Year)	MVA	Charge	Year)
9/15/2010	100,000		0.43%	3.30%	3,300
9/15/2011	103,300	2.97%	0.43%	3.40%	3,512	25,000	(337)	1,504	23,159
9/15/2012	81,812	3.99%	0.43%	4.42%	3,612
9/15/2013	85,424	2.08%	0.43%	2.51%	2,140
9/15/2014	87,565	4.28%	0.43%	4.71%	4,125
9/15/2015	91,689
Step 1: We first determine the portion of the partial withdrawal request that is subject to a Market Value Adjustment and withdrawal charges. For a ‘gross’ partial withdrawal request, the Free Withdrawal Amount of ^ $3,512 is subtracted from the total amount of the request $25,000. The Free Withdrawal Amount^ is equal to the prior 12 months of interest earned. The Gross Withdrawal Amount^ subject to Market Value Adjustment and withdrawal charges in this case is $21,488.
Step 2: We next determine the amount of the Market Value Adjustment. In this example, the Guaranteed Margin we assume to be in effect for the Contract (0.43%) is lower than the Guaranteed Margin we assume to be offering for the remaining duration of the Term (0.71% for a new 3 year Term). The resulting Market Value Adjustment factor of 0.98433 would reduce the amount payable.
See below for MVA factor formula:
M issue is the Guaranteed Margin in effect for current Term
M withdrawal is the Guaranteed Margin offered on a Term equal to the number of months remaining in the current Term, as of the date the withdrawal request is processed. For purposes of this calculation, months remaining will be rounded up to the next nearest whole month
n is the number of whole months remaining in the current Term, rounded up to nearest whole month.
k is the adjustment factor.
We determine the amount of the Market Value Adjustment by multiplying the Gross Withdrawal Amount ^ that is subject to a Market Value Adjustment ($21,488) by the Market Value Adjustment factor of 0.98433, which produces a result of $21,151. The amount of Market Value Adjustment is the difference between $21,151 and $21,488, or a negative $337.
Step 3: We next determine the amount of withdrawal charge. To do this, we multiply the Gross Withdrawal Amount^ that is subject to a withdrawal charge of $21,488 by the 7% withdrawal charge to produce a withdrawal charge of $1,504.
Step 4: Next apply the Market Value Adjustment and subtract the withdrawal charge from the Gross Withdrawal Amount. ^ This results in a net amount payable of $23,159 ($25,000 — $337 — $1,504), assuming that no amount is withheld for taxes. The remaining Account Value is $81,812 ($25,000 was deducted) and the Contract remains in force.

Example 4: Request for Gross Partial Withdrawal with Inflation and Deflation

Contract issue date:	9/15/2010
Premium	100,000
Term Selected	5 year
Guaranteed Margin in effect for Current Term	0.43%
Gross Withdrawal occurs at the end of year 2	25,000
The Guaranteed Margin on a new 3-yr CPI-U MVA	0.71%
Adjustment factor	0.25%
Withdrawal Charge	7.00%

			Guaranteed			Withdrawal
	Beginning		Margin in		Interest	Gross			Net
	of Year	CPI- U	Effect for	Indexed	Earned	Withdrawal			Withdrawal
	Account	Percentage	Current	Crediting	Over The	(End Of		Withdrawal	(End Of
Date	Value	Change	Term	Rate	Year	Year)	MVA	Charge	Year)
9/15/2010	100,000		0.43%	3.30%	3,300
9/15/2011	103,300	-2.20%	0.43%	0.00%	0	25,000	(392)	1,750	22,858
9/15/2012	78,300	3.99%	0.43%	4.42%	3,457
9/15/2013	81,757	-0.24%	0.43%	0.19%	155
9/15/2014	81,913	4.28%	0.43%	4.71%	3,858
9/15/2015	85,771
Step 1: We first determine the portion of the partial withdrawal request that is subject to a Market Value Adjustment and withdrawal charges. For a ‘gross’ partial withdrawal request, the Free Withdrawal Amount of ^ $0 is subtracted from the total amount of the request $25,000. The Free Withdrawal Amount^ is equal to the prior 12 months of interest earned, and in this case there was no interest earned, because the 0% floor was reached. The Gross Withdrawal Amount^ subject to Market Value Adjustment and withdrawal charges in this case is $25,000.
Step 2: We next determine the amount of the Market Value Adjustment. In this example, the Guaranteed Margin we assume to be in effect for the Contract (0.43%) is lower than the Guaranteed Margin we assume to be offering for the remaining duration of the Term (0.71% for a new 3 year Term). The resulting Market Value Adjustment factor of 0.98433 would reduce the amount payable.
See below for MVA factor formula:
M issue is the Guaranteed Margin in effect for current Term
M withdrawal is the Guaranteed Margin offered on a Term equal to the number of months remaining in the current Term, as of the date the withdrawal request is processed. For purposes of this calculation, months remaining will be rounded up to the next nearest whole month
n is the number of whole months remaining in the current Term, rounded up to nearest whole month.
k is the adjustment factor.
We determine the amount of the Market Value Adjustment by multiplying the Gross Withdrawal Amount ^ that is subject to a Market Value Adjustment ($25,000) by the Market Value Adjustment factor of 0.98433, which produces a result of $24,608. The amount of Market Value Adjustment is the difference between $24,608 and $25,000, or a negative $392.
Step 3: We next determine the amount of withdrawal charge. To do this, we multiply the Gross Withdrawal Amount^ that is subject to a withdrawal charge of $25,000 by the 7% withdrawal charge to produce a withdrawal charge of $1,750.
Step 4: Next apply the Market Value Adjustment and subtract the withdrawal charge from the Gross Withdrawal Amount. ^ This results in a net amount payable of $22,858 ($25,000 — $392 — $1,750), assuming that no amount is withheld for taxes. The remaining Account Value is $78,300 ($25,000 was deducted) and the Contract remains in force.
^

Example 5: Request for Net Partial Withdrawal

Contract issue date:	9/15/2010
Premium	100,000
Term Selected	5 year
Guaranteed Margin in effect for Current Term	0.43%
Net Withdrawal occurs at the end of year 2	25,000
The Guaranteed Margin on a new 3-yr CPI-U MVA	0.71%
Adjustment factor	0.25%
Withdrawal Charge	7.00%

			Guaranteed			Withdrawal
	Beginning		Margin in		Interest	Gross			Net
	of Year	CPI- U	Effect for	Indexed	Earned	Withdrawal			Withdrawal
	Account	Percentage	Current	Crediting	Over The	(End Of		Withdrawal	(End Of
Date	Value	Change	Term	Rate	Year	Year)	MVA	Charge	Year)
9/15/2010	100,000		0.43%	3.30%	3,300
9/15/2011	103,300	2.97%	0.43%	3.40%	3,512	27,013	(368)	1,645	25,000
9/15/2012	79,799	3.99%	0.43%	4.42%	3,523
9/15/2013	83,322	2.08%	0.43%	2.51%	2,088
9/15/2014	85,410	4.28%	0.43%	4.71%	4,023
9/15/2015	89,433
Step 1: We will calculate a Gross Withdrawal Amount ^ that is large enough to cover any applicable Market Value Adjustment and withdrawal charge so that the requested net amount is received.
In this example,
Step 2: We then determine the portion of the partial withdrawal request that is subject to a Market Value Adjustment and withdrawal charges. We subtract from the Gross Withdrawal Amount calculated above ($27,013) the Free Withdrawal Amount^ of $3,512. The Free Withdrawal Amount^ is equal to the prior 12 months of interest earned. The Gross Withdrawal Amount^ subject to Market Value Adjustment and withdrawal charges in this case is $23,501.
Step 3: We next determine the amount of the Market Value Adjustment. In this example, the Guaranteed Margin we assume to be in effect for the Contract (0.43%) is lower than the Guaranteed Margin we assume to be offering for the remaining duration of the Term (0.71% for a new 3 year Term). The resulting Market Value Adjustment factor of 0.98433 would reduce the amount payable.
See below for MVA factor formula:
^
M issue is the Guaranteed Margin in effect for current Term
M withdrawal is the Guaranteed Margin offered on a Term equal to the number of months remaining in the current Term, as of the date the withdrawal request is processed. For purposes of this calculation, months remaining will be rounded up to the next nearest whole month

n is the number of whole months remaining in the current Term, rounded up to nearest whole month.

k is the adjustment factor.
We determine the amount of the Market Value Adjustment by multiplying the Gross Withdrawal Amount that is subject to a Market Value Adjustment ($23,501) by the Market Value Adjustment factor of 0.98433, which produces a result of $23,133. The amount of Market Value Adjustment is the difference between $23,133 and $23,501, or a negative $368.
Step 4: We next determine the amount of withdrawal charge. To do this, we multiply the Gross Withdrawal Amount that is subject to a withdrawal charge of $23,501 by the 7% withdrawal charge to produce a withdrawal charge of $1,645.
Step 5: Next apply the Market Value Adjustment and subtract the withdrawal charge from the Gross Withdrawal Amount. This results in a net amount payable of $25,000 ($27,013 — $368 - $1,645), assuming that no amount is withheld for taxes. The remaining Account Value is $79,799 ($27,013 was deducted) and the Contract remains in force.

Example 6: Request for Gross Partial Withdrawal with Cap

Contract issue date:	9/15/2010	Cap	0.0%
Premium	100,000	Floor	8.0%
Term Selected	5 year
Guaranteed Margin in effect for Current Term	0.43%
Gross Withdrawal occurs at the end of year 2	25,000
The Guaranteed Margin on a new 3-yr CPI-U MVA	0.71%
Adjustment factor	0.25%
Withdrawal Charge	7.00%

						Withdrawal
			Guaranteed
	Beginning		Margin in		Interest	Gross			Net
	of Year	CPI- U	Effect for	Indexed	Earned	Withdrawal			Withdrawal
	Account	Percentage	Current	Crediting	Over The	(End Of		Withdrawal	(End Of
Date	Value	Change	Term	Rate	Year	Year)	MVA	Charge	Year)
9/15/2010	100,000		0.43%	3.30%	3,300
9/15/2011	103,300	8.20%	0.43%	8.00%	8,264	25,000	(262)	1,172	23,566
9/15/2012	86,564	3.99%	0.43%	4.42%	3,826
9/15/2013	90,390	7.84%	0.43%	8.00%	7,231
9/15/2014	97,621	4.28%	0.43%	4.71%	4,598
9/15/2015	102,219
Step 1: We first determine the portion of the partial withdrawal request that is subject to a Market Value Adjustment and withdrawal charges. For a ‘gross’ partial withdrawal request, the Free Withdrawal Amount of $8,264 is subtracted from the total amount of the request $25,000. The Free Withdrawal Amount is equal to the prior 12 months of interest earned, and in this case the interest earned is 8% because the 8% cap was reached. The Gross Withdrawal Amount subject to Market Value Adjustment and withdrawal charges in this case is $16,736.
Step 2: We next determine the amount of the Market Value Adjustment. In this example, the Guaranteed Margin we assume to be in effect for the Contract (0.43%) is lower than the Guaranteed Margin we assume to be offering for the remaining duration of the Term (0.71% for a new 3 year Term). The resulting Market Value Adjustment factor of 0.98433 would reduce the amount payable.
See below for MVA factor formula:
M issue is the Guaranteed Margin in effect for current Term
M withdrawal is the Guaranteed Margin offered on a Term equal to the number of months remaining in the current Term, as of the date the withdrawal request is processed. For purposes of this calculation, months remaining will be rounded up to the next nearest whole month
n is the number of whole months remaining in the current Term, rounded up to nearest whole month.
k is the adjustment factor.
We determine the amount of the Market Value Adjustment by multiplying the Gross Withdrawal Amount ^ amount that is subject to a Market Value Adjustment ($16,736^) by the Market Value Adjustment factor of 0.98433, which produces a result of $16,474.^. The amount of Market Value Adjustment is the difference between $16,474^ and $16,736^ , or a negative $262.^
Step 34: We next determine the amount of withdrawal charge. To do this, we multiply the Gross Withdrawal Amount^ that is subject to a withdrawal charge of $16,736^ by the 7% withdrawal charge to produce a withdrawal charge of $1,172.^.
Step 4^: Next apply the Market Value Adjustment and subtract the withdrawal charge from the Gross Withdrawal Amount.^. This results in a net amount payable of $23,566 ($25,000 - $262^ - $1,172^ ), assuming that no amount is withheld for taxes. The remaining Account Value is $86,564 ($25,000^ was deducted) and the Contract remains in force.

Appendix C: Withdrawal Charge Schedule
^APPLICABLE TO ACCOUNT VALUE DURING THE INITIAL TERM:

	CONTRACT/CERTIFICATE YEAR AT TIME OF WITHDRAWAL
TERM	1	2	3	4	5	6	7	8	9	10
1 Year	0%
2 Year	0%	0%
3 Year	8%	7%	6%
4 Year	8%	7%	6%	6%
5 Year	8%	7%	6%	6%	5%
6 Year	8%	7%	6%	6%	5%	5%
7 Year	8%	7%	6%	6%	5%	5%	4%
8 Year	8%	7%	6%	6%	5%	5%	4%	3%
9 Year	8%	7%	6%	6%	5%	5%	4%	3%	2%
10 Year	8%	7%	6%	6%	5%	5%	4%	3%	2%	1%
APPLICABLE TO ACCOUNT VALUE DURING ANY SUBSEQUENT TERM:

	NUMBER OF COMPLETE YEARS SINCE THE COMMENCEMENT OF THE SUBSEQUENT TERM
	AT THE TIME OF WITHDRAWAL
TERM	0	1	2	3	4	5	6	7	8	9
1 Year	0%
2 Year	0%	0%
3 Year	6%	5%	4%
4 Year	6%	5%	4%	4%
5 Year	6%	5%	4%	4%	3%
6 Year	6%	5%	4%	4%	3%	3%
7 Year	6%	5%	4%	4%	3%	3%	2%
8 Year	6%	5%	4%	4%	3%	3%	2%	1%
9 Year	6%	5%	4%	4%	3%	3%	2%	1%	0%
10 Year	6%	5%	4%	4%	3%	3%	2%	1%	0%	0%

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Appendix D: Historical rates for CPI and S&P
Year over Year change in CPI-U and S&P 500 Indices since 1950^
^

D-1

Using January values of each year

				S&P 500					S&P 500
		CPI Index		Index			CPI Index		Index
		Year over		Year over			Year over		Year over
	CPI	Year	S&P 500	Year		CPI	Year	S&P 500	Year
Month	Index	% Change	Index	% Change	Month	Index	% Change	Index	% Change
1/31/1950	23.50	8.09%	17.05	27.04%	1/31/1981	87.00	8.39%	129.55	-7.06%
1/31/1951	25.40	4.33%	21.66	11.45%	1/31/1982	94.30	3.71%	120.40	20.68%
1/31/1952	26.50	0.38%	24.14	9.28%	1/31/1983	97.80	4.19%	145.30	12.46%
1/31/1953	26.60	1.13%	26.38	-1.14%	1/31/1984	101.90	3.53%	163.41	9.93%
1/31/1954	26.90	-0.74%	26.08	40.45%	1/31/1985	105.50	3.89%	179.63	17.90%
1/31/1955	26.70	0.37%	36.63	19.63%	1/31/1986	109.60	1.46%	211.78	29.42%
1/31/1956	26.80	2.99%	43.82	2.05%	1/31/1987	111.20	4.05%	274.08	-6.21%
1/31/1957	27.60	3.62%	44.72	-6.75%	1/31/1988	115.70	4.67%	257.07	15.72%
1/31/1958	28.60	1.40%	41.70	32.90%	1/31/1989	121.10	5.20%	297.47	10.63%
1/31/1959	29.00	1.03%	55.42	0.34%	1/31/1990	127.40	5.65%	329.08	4.51%
1/31/1960	29.30	1.71%	55.61	11.10%	1/31/1991	134.60	2.60%	343.93	18.86%
1/31/1961	29.80	0.67%	61.78	11.43%	1/31/1992	138.10	3.26%	408.79	7.34%
1/31/1962	30.00	1.33%	68.84	-3.83%	1/31/1993	142.60	2.52%	438.78	9.76%
1/31/1963	30.40	1.64%	66.20	16.37%	1/31/1994	146.20	2.80%	481.61	-2.32%
1/31/1964	30.90	0.97%	77.04	13.66%	1/31/1995	150.30	2.73%	470.42	35.20%
1/31/1965	31.20	1.92%	87.56	6.08%	1/31/1996	154.40	3.04%	636.02	23.61%
1/31/1966	31.80	3.46%	92.88	-6.75%	1/31/1997	159.10	1.57%	786.16	24.69%
1/31/1967	32.90	3.65%	86.61	6.50%	1/31/1998	161.60	1.67%	980.28	30.54%
1/31/1968	34.10	4.40%	92.24	11.68%	1/31/1999	164.30	2.74%	1279.64	8.97%
1/31/1969	35.60	6.18%	103.01	-17.46%	1/31/2000	168.80	3.73%	1394.46	-2.04%
1/31/1970	37.80	5.29%	85.02	12.77%	1/31/2001	175.10	1.14%	1366.01	-17.26%
1/31/1971	39.80	3.27%	95.88	8.41%	1/31/2002	177.10	2.60%	1130.20	-24.29%
1/31/1972	41.10	3.65%	103.94	11.63%	1/31/2003	181.70	1.93%	855.70	32.19%
1/31/1973	42.60	9.39%	116.03	-16.77%	1/31/2004	185.20	2.97%	1131.13	4.43%
1/31/1974	46.60	11.80%	96.57	-20.29%	1/31/2005	190.70	3.99%	1181.27	8.36%
1/31/1975	52.10	6.72%	76.98	31.02%	1/31/2006	198.30	2.08%	1280.08	12.36%
1/31/1976	55.60	5.22%	100.86	1.16%	1/31/2007	202.42	4.28%	1438.24	-4.15%
1/31/1977	58.50	6.84%	102.03	-12.53%	1/31/2008	211.08	0.03%	1378.55	-40.09%
1/31/1978	62.50	9.28%	89.25	11.97%	1/31/2009	211.14	2.63%	825.88	30.03%
1/31/1979	68.30	13.91%	99.93	14.24%	1/31/2010	216.69	1.63%	1073.87	19.76%
1/31/1980	77.80	11.83%	114.16	13.48%	1/31/2011	220.22		1286.12
The US Consumer Price Index — All Urban Consumers (CPI-U) — is compiled monthly by the U.S. Bureau of Labor Statistics

D-2

Appendix E: State Premium Taxes
Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax advisor should be consulted.

	TAX RATE
	QUALIFIED	NONQUALIFIED
STATE[1]	CONTRACTS	CONTRACTS

CALIFORNIA	0.50%	2.35%
MAINE[2]	0.00%	2.00%
NEVADA	0.00%	3.50%
PUERTO RICO	1.00%	1.00%
SOUTH DAKOTA[2]	0.00%	1.25%[3]
TEXAS[4]	0.04%	0.04%
WEST VIRGINIA	1.00%	1.00%
WYOMING	0.00%	1.00%

[1]	Based on the state of residence at the time the tax is assessed.

[2]	Premium tax paid upon receipt of Purchase Payment (no tax at annuitization if tax paid on Purchase Payment at issue).

[3]	0.80% on Purchase Payments in excess of $500,000.

[4]	Referred to as a “maintenance” tax.

E-1